7/11

02042572

Follow-Up Materials

## 82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Energy Africa Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
JUL 23 2002
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4306 FISCAL YEAR 3-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| *12G3-2B (INITIAL FILING)* | ☐ | *AR/S (ANNUAL REPORT)* | ☑ |
| *12G32BR (REINSTATEMENT)* | ☐ | *SUPPL (OTHER)* | ☐ |
| *DEF 14A (PROXY)* | ☐ | | |

*OICF/BY:* dlw

*DATE* : 7/12/02



ENERGY AFRICA

Annual Report 2002

# Highlights

**Excellent drilling results**
- Five significant discoveries in Equatorial Guinea to the year end and further success thereafter
- Successful appraisal programs in Congo and Equatorial Guinea

**Significant progress on development projects**

**Excellent operating performance and solid financial results**
- Average production increased by 21% to 21 400bpd
- Commercial oil reserves rose by 22% to 58 million barrels
- Potentially commercial oil reserves rose by 118% to 37 million barrels
- Cash inflow from operations increased by 2% to $96 million despite lower oil prices and planned Ceiba shut down
- Change to US$ reporting

**Strong platform for growth**
- Significant potential for further discoveries in Equatorial Guinea
- Important additions to exploration portfolio
- Strong balance sheet reflecting net cash at year end
- $50 million limited recourse facility to finance developments

**New management appointments**

Production
'000 bpd



25
20
15
10
5
0
95 96 97 98 99 00 01 02


Africa

Non-Africa

Reserves at period end
MMboe



140
120
100
80
60
40
20
0
95 96 97 98 99 00 01 02


Commercial oil

Potentially commercial oil

Potentially commercial gas

## Contents

# Energy Africa is a South African oil and gas exploration and production group with its head office in Cape Town. The Group's primary objective is the enhancement of shareholder value and total return through growth in net asset value per share.



Morocco
Libya
Egypt
Mauritania
Equatorial Guinea
Uganda
Gabon
Congo
Tanzania
Namibia
UK
South Africa
Countries in which Energy Africa has exploration interests
Countries in which Energy Africa has producing interests
Energy Africa licence and option areas


Energy Africa's strategy for growth is to increase its reserves of oil and gas and its production thereof through exploration, development and acquisition of projects principally in Africa. Since its flotation in 1996 the Group has applied its technical knowledge, commercial experience and African identity to expand its interests into eleven countries on the continent. In that time both reserves and production have increased more than threefold.

Energy Africa's shares are listed on the Johannesburg and Luxembourg Stock exchanges and Engen, a leading oil refining and marketing company in Southern Africa, holds 56.8% of the shares. Engen itself is owned 80% by Petronas, the Malaysian national oil company, and 20% by Worldwide African Investment Holdings.

# Key indicators

| | Year to 31 Mar 2002 | Year to 31 Mar 2001 | Pro-forma 12 months to 31 Mar 2000 | 6 months to 31 Mar 2000 | 13 months to 30 Sept 1999 | Year to 31 Aug 1998 |
|---|---|---|---|---|---|---|
| **Operating** | | | | | | |
| Production (MMboe) | 7.823 | 6.460 | 5.239 | 2.746 | 5.519 | 5.201 |
| Production (bbl per day) | 21 430 | 17 700 | 14 350 | 15 000 | 13 970 | 14 250 |
| Sales (MMboe) | 7.058 | 5.508 | 4.900 | 2.386 | 5.228 | 5.000 |
| Brent oil price | 23.28 | 28.22 | 21.81 | 25.52 | 14.59 | 15.06 |
| Realised oil price | 20.56 | 25.16 | 20.83 | 24.39 | 13.65 | 13.41 |
| Operating cost ($/bbl) | 4.49 | 3.87 | 4.06 | 3.95 | 4.03 | 3.84 |
| Depletion ($/bbl) | 4.53 | 3.60 | 4.46 | 4.13 | 4.92 | 5.20 |
| Total cost of production ($/bbl) | 9.56 | 7.86 | 8.41 | 7.98 | 9.05 | 9.17 |
| Net proven+probable reserves (MMboe) | | | | | | |
| Commercial reserves | 58 | 47 | 37 | 37 | 28 | 33 |
| Potentially commercial reserves | 72 | 52 | 51 | 51 | 58 | 38 |
| Total reserves | 130 | 99 | 88 | 88 | 86 | 71 |

Brent oil price
$ per bbl



40
30
20
10
0
Feb 96
Dec 96
Dec 97
Dec 98
Dec 99
Dec 00
Dec 01
Brent oil price


Production per country (by quarter)
Barrels per day



25 000
20 000
15 000
10 000
5 000
0
Jun 96
Sep 96
Dec 96
Mar 97
Jun 97
Sep 97
Dec 97
Mar 98
Jun 98
Sep 98
Dec 98
Mar 99
Jun 99
Sep 99
Dec 99
Mar 00
Jun 00
Sep 00
Dec 00
Mar 01
Jun 01
Sep 01
Dec 01
Mar 02
Equatorial Guinea
Gabon
SA
Congo
UK
Oman

> "Since listing, reserves and production have increased more than threefold."

| | **Year to 31 Mar 2002** | Year to 31 Mar 2001 | Pro-forma 12 months to 31 Mar 2000 | 6 months to 31 Mar 2000 | 13 months to 30 Sept 1999 | Year to 31 Aug 1998 |
|---|---|---|---|---|---|---|
| **Financial ($ million unless shown)** | | | | | | |
| **Income statement** | | | | | | |
| Turnover | 144.0 | 138.5 | 101.2 | 58.5 | 71.4 | 65.8 |
| Operating profit/(loss) | 34.4 | 43.2 | 29.8 | 22.8 | (5.5) | (11.9) |
| Net profit/(loss) | 20.6 | 25.1 | 16.4 | 15.0 | (46.1) | (29.9) |
| Earnings/(loss) per share (cents) | 20.1 | 24.9 | 16.3 | 14.9 | (45.8) | (31.2) |
| **Cash flow** | | | | | | |
| Cash inflow from operations | 95.5 | 93.7 | 90.0 | 59.3 | 32.0 | 34.3 |
| Exploration expenditure | 31.2 | 39.5 | 19.3 | 9.2 | 18.6 | 23.0 |
| Development expenditure | 69.3 | 71.5 | 9.6 | 3.5 | 21.9 | 26.3 |
| Cash inflow per share (cents) | 93.5 | 92.7 | 89.3 | 58.8 | 31.7 | 35.8 |
| **Balance sheet** | | | | | | |
| Fixed assets | 199.2 | 142.6 | 93.3 | 93.3 | 101.8 | 150.6 |
| Cash | 18.8 | 29.3 | 62.7 | 62.7 | 22.7 | 39.4 |
| Loans | 10.0 | 4.6 | 9.0 | 9.0 | 11.6 | 17.2 |
| Net cash | 8.8 | 24.7 | 53.8 | 53.8 | 11.0 | 22.2 |
| Net assets | 166.6 | 145.5 | 125.5 | 125.5 | 112.5 | 157.8 |
| Net book value per share (cents) | 161.9 | 143.0 | 124.5 | 124.5 | 111.6 | 156.5 |
| R/$ exch rate (period average) | 9.54 | 7.32 | 6.17 | 6.22 | 6.04 | 5.17 |
| R/$ exch rate (period end) | 11.37 | 8.01 | 6.55 | 6.55 | 6.00 | 6.48 |
| **Share data** | | | | | | |
| Average share price for period (R) | 26.40 | 16.73 | 12.99 | 14.55 | 10.44 | 21.10 |
| Price at end of period (R) | 39.75 | 15.95 | 13.00 | 13.00 | 11.95 | 14.00 |
| Average daily volume of shares traded | 64 000 | 111 000 | 81 000 | 71 000 | 60 000 | 29 000 |

EA share price and JSE overall index expressed in $


300
250
200
150
100
50
0
Feb 96
Dec 96
Dec 97
Dec 98
Dec 99
Dec 00
Dec 01

EA share price - $
JSE overall index - $

EA share price and JSE overall index (Rand)


400
300
200
100
Feb 96
Dec 96
Dec 97
Dec 98
Dec 99
Dec 00
Dec 01

EA share price - R
JSE overall index - R

# Chairman's statement

## "Your company has enjoyed phenomenal success with its exploration drilling activities."



Dato' M Idris Mansor

Since my last statement twelve months ago, your Company has enjoyed phenomenal success with its exploration drilling activities in Equatorial Guinea. With significant additional prospectivity on Blocks F and G, the Company is well positioned for further success there.

There has also been encouraging progress in relation to the Company's development project portfolio in Congo, the United Kingdom Continental Shelf, Gabon and Equatorial Guinea. Importantly also, the Company's exploration portfolio has been expanded through the acquisition of new exploration acreage in Uganda, Mauritania and Gabon. The asset base of the Company is under constant review so that appropriate portfolio management decisions can be made.

During the period total commercial oil reserves increased by 22% to 58 million barrels and potentially commercial oil reserves increased by 118% to 37 million barrels. Production increased by 21% to 21 400 barrels per day. Cash flow from operations increased despite the significantly lower oil prices ruling during the year. Your Company's balance sheet remains strong with net cash at the year end, having funded an active development and exploration program entirely from internal cash resources. The active development program will require external funding – the $50 million limited recourse facility secured this year will be augmented by another tranche of debt. Additional funding will be required when the optimised development of the Okume/Oveng complex is implemented and there is more time to consider the available options in this regard.




Oil prices have remained strong notwithstanding a period when the demand side has been weak, particularly after the tragic events of September 11 2001. Although short-term market fundamentals combined with continuing political tensions in the Middle East have underpinned crude oil prices, these are likely to remain volatile. Fortunately your Company's business remains resilient to lower oil prices.

During the financial year, our partner and operator in Equatorial Guinea Triton Energy, was acquired by Amerada Hess. We are pleased to report that the very good working relationship we have had with Triton has continued with our new partner, who brings valuable deep water operating experience to the joint venture. It is also encouraging that Amerada and industry analysts consider the deal to have attributed significant upside, in terms of future discoveries and value, to Triton's Equatorial Guinea interest.

Recent excellent performance by Exploration and Production companies in the United Kingdom where many of your Company's peers are domiciled, has rekindled interest in the Exploration and Production sector there. It is particularly encouraging that your Company is regarded as one of the pre-eminent small cap Exploration and Production companies in that sector.

I believe that your Company is well positioned to achieve substantial future growth in its net asset value per share.

As reported in this year's Interim Report, Rhidwaan Gasant was appointed to the Board as Managing Director in August 2001. At that time, he was joined on the Board by Andrew Windham as Commercial Director, while Adrian Nel was appointed Chief Operating Officer. Since then both Almorie Maule and Ahmad Said have resigned from their positions as non-executive directors and I would like to thank them both, on behalf of the Company, for their significant contributions whilst serving on the Board.

I am very pleased to welcome in their places as non-executive directors, George Paul, who joined the Board in March and Tunku M Fawzy bin Muhiyiddin, the new Chief Executive of Engen Petroleum Ltd, who joined the Board in April.

Once again I would like to record my gratitude and appreciation to the management and staff at Energy Africa for all their hard work and commitment during this extraordinarily successful year. Their contribution is, as you will be well aware, vital to the continued success of your Company.

Dato' M Idris Mansor
Non-executive Chairman
22 May 2002

"An excellent performance with the drill bit."



# Managing Director's review

## "Energy Africa has enjoyed the most successful period in its history."



Rhidwaan Gasant



It gives me great pleasure to present my first review as Managing Director at a time when Energy Africa has enjoyed the most successful period in its history.

The Company has achieved almost continuous success with its exploration drilling activities in Equatorial Guinea - its last six exploration and four of five appraisal wells there have been successful. What is even more encouraging is that there is still significant additional prospectivity on the Blocks and several exploration wells are expected to be drilled there in the next twelve months.

In total, nine exploration wells and nine appraisal wells were drilled, thirteen of which were successful and one of which has been suspended as a potential water injection well. This excellent level of performance with the drill bit has deservedly attracted most attention, but there has been considerable activity elsewhere in the business.

In the Congo, following the successful Bilondo appraisal well, development of the field is likely to proceed if the tendering process results in an acceptable capex profile. The successful test of the Nkossa South South prospect has also added significant incremental reserves to the Nkossa field. On the United Kingdom Continental Shelf, the Alba Extreme South and Caledonia developments were approved and are on schedule for first oil production in October 2002. As a consequence of the additional discoveries close to Okume and Oveng in Equatorial Guinea, the opportunity to optimise the development of the whole complex is being pursued in order to minimise development cost through economies of scale.

As reported at the Interim stage we have acquired new exploration acreages in Uganda and drilling on one of the licences is expected to take place later this year. Since then we have also acquired a new exploration interest offshore Mauritania and have recently announced the acquisition of a new, operated, exploration block named Akoum, offshore Gabon in the area surrounding our existing producing Tchatamba fields.

The result of the Kudu-6 exploration well in Namibia, drilled at a location some 27km north of the Kudu main field to achieve the magnitude of additional reserves required for an LNG project, proved disappointing. The well failed to intersect the aeolian (dune) sand reservoir present in the main field, and the floating LNG project has therefore been shelved for the immediate future. An appraisal well, Kudu-7, sited to prove additional reserves for the South African market, is currently being drilled.

Commercial oil reserves have increased from 47 million to 58 million barrels after production during the period of 8 million barrels. Potentially commercial oil reserves have increased from 17 million to over 37 million barrels. Gas reserves have remained unchanged.

## "The company continues its active development and exploration program and is well placed to pursue growth opportunities in the future."

Notwithstanding the anticipated temporary reduction in production levels from Equatorial Guinea, which resulted from declining reservoir pressure prior to the installation of water injection and the 14 day shutdown during the successful changeout of the FPSO at Ceiba, average production for the year increased by 21% to 21 400 barrels per day, exceeding our forecast. Since the resumption of production at Ceiba, the Company's share of production has increased to over 9 000 barrels per day, lifting March 2002 average production for the Company to around 24 000 barrels per day. We expect average production for the financial year 2003 to approximate 25 000 barrels per day.

The higher production was offset by the significantly lower average oil price for the current year and the higher per barrel cost of production at Ceiba (partially as a result of the temporary decline in production) limiting the increase in net cash inflow from operations of $96 million, to 2%. We expect that cash operating costs per barrel will decline in the year ahead.

The Company is well placed to pursue growth opportunities in the future with the strong balance sheet reflecting net cash (after deducting borrowings) of almost $9 million at the year end, having funded the continuing active development and exploration program from internal cash resources. During the year we secured a $50 million limited recourse revolving facility based on the Alba oil field, to fund our development cost program. To date we have drawn $10 million of this facility. We are currently negotiating a further tranche of debt, which is likely to be completed by the end of the





calendar year. Additional funding will also be required when the optimised development of the Okume/Oveng complex is implemented, although, as the Chairman has stated, there is now more time for consideration to be given to the question of our funding options.

Crude oil prices are, as the Chairman says in his Statement, likely to remain volatile. Although our business remains resilient to lower oil prices, we are considering the possibility of some limited form of protection for the Company from the downside of significantly lower oil prices, during a period when our active development program is being funded by increased borrowings.

Turning to the year ahead, we again have a very active development program. In addition to the Alba Extreme South, Caledonia and Moho-Bilondo developments, which I have already mentioned, the current phase of the Ceiba development will be completed with the drilling of three further production wells and two additional water injectors. Installation of multi-phase subsea pumps will also commence. In Gabon the onshore Niungo field should come onstream in September as should the offshore Etame field in which EAGSA has an option to participate. Further development drilling is also planned for the Turnix and Limande fields. Development of the complex of fields in the Okume/Oveng area referred to above, is still in the planning and design phase but it is anticipated that some development activity will occur in the current year, in addition to a number of appraisal wells which are planned to determine reserves and field boundaries more accurately.

Our planned exploration program for the coming twelve months includes at least eight exploration wells in Blocks F and G in Equatorial Guinea, mainly to test play fairways away from the area of the current discoveries and a number of appraisal wells. Additionally we plan two exploration wells in the recently acquired Akoum permit in Gabon, one in Egypt, one in Uganda and one or two in the Congo Joint Development Area. We also anticipate that at least two wells will be drilled in permits in Gabon where EAGSA has the option to participate in the event of success. An appraisal well is also currently being drilled in the Kudu licence in Namibia.

Further appraisal drilling may be required in the event of exploration success elsewhere.

Total development expenditure for the year ahead is estimated at approximately $85 million, while exploration expenditure is projected at approximately $35-$45 million. We expect that strong internally generated cash flows, augmented by appropriate credit facilities, will provide the funding for another active year ahead.

Rhidwaan Gasant
Managing Director
22 May 2002

# Financial & operating review

"Another set of solid results... financial performance reflects sustained growth in production offset by significantly lower oil prices over the year."

Income and cash flow
$ million



100
90
80
70
60
50
40
30
20
10
0
-10
97
98
99 13m
00 6m
00 12m
01
02


Net income/(loss) excluding exceptional items

Cash flow from operations

Exploration and development/ acquisition expenditure
$ million



120
100
80
60
40
20
0
97
98
99 13m
00 6m
00 12m
01
02


Exploration expenditure

Development and acquisition expenditure

## Results for the year ended 31 March 2002

In order to reflect Energy Africa's financial results in a more meaningful way, the Directors have decided to change the Group reporting currency from Rands to US dollars. Almost all revenues and costs are US dollar denominated. The assets and liabilities are also principally in US dollars. This change brings the company into line with the oil exploration and production industry worldwide. The comparatives have accordingly been restated to US dollars.

## Summary

Energy Africa reports another set of solid financial results. The Group's financial performance reflects its sustained growth in production offset by the significantly lower oil prices over the year. The strong cash generation, demonstrated by the increase of 2% in cash flow from operations, enables the group to continue to aggressively pursue its reinvestment plans.

## Cash flow

Net cash inflow from operations was $95.5 million (2001: $93.7 million), a 2% increase from 2001. This increase reflects the increase in production of 21% from 17 700 bbl per day in 2001 to 21 400 bbl per day in 2002. Average oil prices for 2002, however declined by 18% compared to 2001.

Exploration expenditure amounted to $31.2 million (2001: $39.5 million). Development expenditure comprised $69.3 million (2001: $71.5 million), of which $46.9 million was in Equatorial Guinea on the development of the Ceiba field. Net cash outflow before financing was $17.4 million (2001: $31.5 million).

Financing activities resulted in a net cash inflow of $7.1 million (2001: outflow of $3.0 million). Proceeds from the issue of shares was $1.7 million (2001: $1.3 million). Loan drawings on the $50 million revolving credit facility amounted to $10.0 million. Loan repayments, comprising mainly the final repayments on the Nkossa project loans, were $4.6 million (2001: $5.3 million). The resulting net cash outflow after financing was $10.3 million (2001: $34.5 million).

Transfer of flowlines to
Sendje Ceiba -
Equatorial Guinea



Successful appraisal
of Oveng discovery -
Equatorial Guinea



## Income statement

Turnover for the year increased by 4% to $144.0 million from $138.5 million in 2001. Production sold during the year was 7.1 MMbbl (2001: 5.5 MMbbl), an increase of 28%, which was largely offset by the 18% decline in the average realised oil price per barrel to $20.56 from $25.16 in 2001. Turnover is reflected after delivering 0.7 MMbbl (2001: 0.9 MMbbl) of hydrocarbons to host governments under the terms of Production Sharing Agreements.

Cost of production was $74.8 million compared to $50.8 million in 2001. On a per barrel basis, total cost of production was $9.56 per barrel (2001: $7.86 per bbl). Cash operating cost increased to $4.49 per bbl from $3.87 per bbl in 2001 mainly as a result of the shut down of Ceiba for the commissioning of the new FPSO, the Sendje Ceiba, and the decline in production prior to the shut down. This per bbl operating cost is expected to decline toward historic levels in the future. Depletion also increased to $4.53 per bbl from $3.60 per bbl in 2001. This increase reflects the greater contribution of the deep water Ceiba field and Gabon, both of which have higher costs per bbl.

Exploration/appraisal costs written off in the year decreased to $26.8 million (2001: $35.7 million) reflecting the capitalisation during the year of $10.6 million of successful appraisal drilling in Equatorial Guinea and Congo. After administration charges of $7.9 million in the year (2001: $10.6 million), operating profit in 2002 was $34.4 million (2001: $43.2 million).

Taxation decreased to $12.6 million in 2002 from $20.0 million in 2001 mainly due to lower revenues in the UK and South Africa. The decrease in the effective tax rate was primarily due to the lower exploration expenditures in jurisdictions which do not have corporation tax regimes or those areas in which exploration expenditure could not be set off against income from producing assets.

Profit after taxation was $20.6 million for 2002 compared to $25.1 million in 2001.

## Balance sheet

Fixed assets at year end were $199.2 million (2001: $142.6 million) and comprise mainly the net book values of the producing assets.

Current assets included cash of $18.8 million (2001: $29.3 million). In December 2001 a $50 million limited recourse reducing revolving credit facility was concluded and at the year end $10.0 million had been drawn on the facility. During the year the project loans to finance Nkossa were repaid in full. At the end of the year Energy Africa had net cash of $8.8 million (2001: $24.7 million).

## Operations

### Production and development

Energy Africa's working interest share of production for the year ended 31 March 2002 was 7 823 000 bbls (2001: 6 460 000 bbls) of oil and LPG, an average of 21 430 bpd (2001: 17 700 bpd). Production from the Ceiba field rose some 2 900 bpd and together with increased production from Gabon, accounted for the 21% rise in production. Development activities continued in the Ceiba field in Equatorial Guinea and in January 2002 the Sendje Berge FPSO was replaced by the Sendje Ceiba with larger fluid handling capacity (160 000 bpd) and water injection facilities. In the UK North Sea, Government approval for the Alba Extreme South and Caledonia developments was received and in Gabon the development of the Niungo field was initiated following the successful Niungo-5 appraisal well.

The average Brent oil price for the year was $23.28 per bbl, an 18% decrease relative to the $28.22 achieved in 2001. The average realised oil price declined from $25.16 to $20.56, a decrease of 18%. The increase in the average percentage discount is attributable to a general increase in the discount for heavy crudes which affects the Alba field in particular, partially offset by the elimination of the introduction discount for the Ceiba crude.

# Financial & operating review continued

## "Considerably higher production levels and outstanding exploration success."



CONGO
Pointe Noire
Atlantic Ocean
HAUTE MER
Nkossa
Moho
Nsoko
Bilondo
ANGOLA
Joint Development Area
0
25 km


Nkossa field, Moho/Bilondo and Joint Development Area - Congo (Brazzaville)



CAMEROON
NIGERIA
Douala
Malabo
Bioko Island
Kribi
EQUATORIAL GUINEA
Campo
BLOCK F
Bata
Okume
Ceiba
Oveng
Atlantic Ocean
BLOCK G
0
100 km
GABON


Blocks F and G - Equatorial Guinea

- Oil field
- Oil discovery
- Gas field
- Gas/condensate discovery
- Pipeline
- Platform
- Energy Africa licence and option areas

### Exploration and appraisal

Nine exploration wells were completed in the year. Six resulted in oil discoveries, one in a sub-commercial oil discovery and two were dry. Five of the oil discoveries were in Blocks F and G in the Rio Muni Basin in Equatorial Guinea and one in the Haute Mer permit in the Congo.

Seven appraisal wells were completed by year end, and two thereafter. Of the nine wells, five were in Equatorial Guinea, two in Gabon and one each in the Congo and Namibia. Four of the wells in Equatorial Guinea were successful and were suspended for possible use as production wells. In the Congo, the Bilondo-2 well was successfully tested. In Gabon, the Turnix TUM-B2 well was completed and brought on production, and in the Niungo field the Niungo-5 well was successful, triggering a development decision.

Numerous new opportunities were evaluated and interests were acquired in two licences in Uganda and one in Mauritania. Shortly after year end the Akoum licence in Gabon was signed. In Morocco 3-D seismic surveys were acquired in both of the Company's licence areas and a 2-D seismic survey was acquired in the onshore area of the Uganda licences.

### Reserves

At 31 March 2002, the net commercial oil reserves attributable to Energy Africa totalled 57.9 MMbbls. This is an increase of 10.6 MMbbls (22%) over the 47.3 MMbbls brought forward at the beginning of the year. The increase comprises transfers from potentially commercial reserves and revisions to reserves offset by production of 7.8 MMbbls during the year.

Oil reserves in the potentially commercial category rose from 17.1 MMbbls to 37.3 MMbbls, an increase of 118%.

Potentially commercial gas reserves remained at 210 BCF or an oil equivalent of 35 MMbbls.

Sendje Ceiba FPSO -
Equatorial Guinea



Successful drilling activities -
Equatorial Guinea



## Angola

An exploration well was completed in ***Block 9*** (Energy Africa 15%, operator ChevronTexaco) in December 2001. The target was potential carbonate and clastic intervals of Albian age in a rafted structure in shallow water. Only minor shows of bio-degraded oil were encountered. As the remaining prospects were similar to the one drilled, the exploration licence was terminated in April 2002.

## Congo (Brazzaville)

Gross production from the ***Nkossa*** field (Energy Africa 4%, operator TotalFinaElf) averaged 43 630 bpd of oil and 11 640 boepd of LPG (2001: 53 100 bpd and 12 250 boepd). The decline is in line with expectations. The appraisal well drilled in the ***Nsoko*** satellite structure at the end of the previous year yielded disappointing results but potential remains for significant reserves and development options are being studied. The exploration well drilled to test the ***Nkossa South South*** prospect was successful, adding significant reserves which can be produced through the Nkossa facilities. Development is likely to commence late in 2003 with first oil in 2005.

As reported in mid-year, agreement has been reached by the Angolan and Congolese authorities in respect of a Joint Development Area for the Nkoumbi prospect which straddles the boundary between Angola Block 14 and the ***Haute Mer*** permit. It is anticipated that a well will be drilled by end-2002, the costs of which will be shared by the Haute Mer/Block 14 contractor groups.

## Egypt

Activity on the ***Matruh*** licence (Energy Africa 20%, operator Shell) during the past year was focussed on prospect generation. This resulted in the definition of three attractive prospects, one of which is likely to be drilled early in 2003. More immediately, a well is to be drilled in the adjacent Obaiyed Production Area to test a gas-condensate prospect which extends into the Matruh licence. If successful, the discovery can be produced through the Obaiyed facilities and provide early cash flow for the Matruh partnership.

Evaluation of acreage on offer in the March 2002 bid round did not identify attractive prospects and consequently no bids were submitted. More attractive acreage is expected to be offered later in 2002.

## Equatorial Guinea

In the ***Ceiba*** field (Energy Africa 14.25%) oil production for the full year averaged 33 050 bpd. The change out of the Berge Hus, renamed the Sendje Ceiba, for the Sendje Berge FPSO, was successfully achieved in January 2002 and by year end eight production wells and two water injection wells were online. A peak rate of over 75 000 bpd was achieved late in March. In the remainder of 2002 it is planned to complete a previously drilled water injection well on the western flank and to drill and complete three additional production wells and two additional water injection wells. The first phase of installation of subsea pumps is scheduled to commence in the last quarter of 2002. Average production in the coming year is forecast to exceed 60 000 bpd but rates will be strongly influenced by the results of the drilling programme and the efficacy of the water injection in maintaining reservoir pressure.

The exploration programme in ***Blocks F*** and ***G*** (Energy Africa 15%, operator Amerada Hess), in contrast to the previous year, yielded outstanding results; the five exploration wells drilled yielded a 100% success rate, resulting in the ***Okume, Oveng, Ebano, Akom*** and ***Elon*** discoveries. Three appraisal wells were drilled on Okume and one each on Oveng and Ebano. Four of these have been suspended as potential production wells and one as a potential water injection well.

The discoveries are in a fairly confined area located some 20km north east of the Ceiba field in water depths ranging from 50m to 800m. The proximity of the discoveries is favourable for a phased, integrated development and various options are being evaluated with a view to achieving maximum synergies and minimising development costs on a per barrel basis. Consequently the possible fast-track development option for Okume, which was being considered at mid-year, has been discarded and capital expenditures have been delayed. First oil from this area is now likely to be achieved in 2004.

Financial & operating review continued

# "Significant increases in oil reserves... commercial reserves up 22% and potentially commercial reserves increased by 118%."



EQUATORIAL GUINEA
BLOCK F
Block F Toe Thrust Area
Block F Platform Area
Deep Water Extension of Northern Toe Thrust Area
Atlantic Ocean
Akom
Shallow Water Extension of Northern Toe Thrust Area
Ebano
Okume
Ceiba Field
Elon
Oveng
Southern Toe Thrust Area
Southern Platform Area
BLOCK G
0
20 km


Ceiba field, current discoveries and areas of prospectivity - Equatorial Guinea



EQUATORIAL GUINEA
Exploration licences in which EAGSA has options
Licences held by EAGSA
Oil fields
Discovery
IGUEGA
KENGUERIE MARIN
Libreville
TOLO
OMM
AKORI
AZOBE
GABON
LIMANDE
TURNIX
AKOUM
ABLETTE
GANGA
OFOUBOU-ANKANI
MOUKOUTI
NIUNGO
MPOLO
NZIEMBOU
CHAILLU
GRYPHON
ECHIRA
TCHATAMBA (MARIN, SOUTH and WEST)
KARI
MAYONAMI
MEBOUN MARIN
Atlantic Ocean
ETAME
0
100 km
CONGO


Gabon licence and option interests

To date exploration drilling has been focussed in the central toe-thrust area. Further prospects remain to be tested in this area but the emphasis in the coming twelve months will be to test prospects in the other prospective areas in both Blocks F and G.

## Gabon

Energy Africa Gabon SA (EAGSA), in which Energy Africa has a 50% beneficial interest, increased its production to 13 870 bpd (2001: 9 800 bpd). Energy Africa's equity share increased from 4 900 bpd to 6 940 bpd reflecting both the increased production and the larger holding in EAGSA (which was increased from 37.5% to 50% in March 2001 with the purchase of 12.5% from the Gabon State).

In the ***Tchatamba*** fields (Energy Africa net 12.5%, operator Marathon Gabon) production levels were maintained at approximately 41 000 bpd (2001 : 37 000 bpd) by development of the shallower Cap Lopez reservoir in the Tchatamba South field. The Azile reservoir, also in the ***Tchatamba South*** field, will be brought into production in 2002 and will mitigate the natural decline in production from the Madiela Formation which is the main producing reservoir in the Tchatamba fields. Subsequent to year end, EAGSA signed for a 100% interest in the ***Akoum*** permit which surrounds the Tchatamba fields. A number of structures similar to the producing fields remain to be tested and two wells are planned in late 2002 / early 2003.

In the ***Turnix*** field (Energy Africa net 13.75%, operator Perenco Gabon), reservoir performance was well below expectation and the field average for the year was 4 260 bpd. A successful appraisal well was drilled in a southern extension to the field and came online late in March 2002. Depending on the well performance, a further well may be drilled later in the year.

The ***Limande*** field (Energy Africa net 10%, operator Agip) averaged approximately 2 620 bpd for the year. An additional production well is scheduled later in the year and should result in a marginal increase in production levels. Subsequent to year end, an exploration well


"Successful
changeout of
Sendje Ceiba FPSO."

# "Achieved almost continuous success with its exploration drilling activities in Equatorial Guinea."


GANGA
OFOUBOU-
ANKANI
NIUNGO
MOUKOUTI
KARI
ECHIRA
NZIEMBOU
0
10 km

Gabon - onshore production interests


MAURITANIA
Atlantic
Ocean
Nouakchott
BLOCK 2
0
100 km
SENEGAL

Mauritania - acquisition of Block 2

was drilled in the Limande North prospect. Good oil shows were recorded but reservoir development in the target intervals was very poor.

Two development wells were drilled in the onshore ***Echira*** field (Energy Africa net 20%, operator Perenco Gabon). Mechanical problems resulted in inadequate reservoir intersections and flow rates have been disappointing. The field average for the year was 2 790 bpd, marginally below the level achieved in 2001.

The ***Moukouti*** field (Energy Africa net 20%, operator Perenco Gabon), some 10km north of Echira, contrary to forecast, continued to produce throughout the year, averaging 1 490 bpd. However the water cut is now in excess of 90% and the economic cut-off is likely to occur late in 2002. In the ***Ganga*** field (Energy Africa net 20%, operator Perenco Gabon) an extended well test continued production at an average rate of 400 bpd but further development of the field is unlikely.

In the ***Niungo*** field (Energy Africa net 20%, operator Perenco Gabon), located some 40km east of Echira, the Niungo-5 well confirmed the reserve estimates and field development was commenced. However delays in procuring certain items of production equipment have delayed commencement of oil production to September 2002.

In the ten offshore licences in which EAGSA retains options to acquire various levels of interest in the event of discovery or is carried through exploration expenditures, wells were completed in the ***Tolo*** permit (EAGSA 10%) where the results were negative, and in the ***Kenguerie*** permit (EAGSA 15%) where the Kenpil-1 well was sufficiently encouraging to suggest that the structure may contain commercial reserves, although the intersection in the well itself was sub-commercial. Additionally a third successful appraisal well was completed on the discovery in the ***Etame*** permit (EAGSA 7.5%) and first oil from a fast-track development is expected in August 2002. Oil production net to EAGSA is expected to be of the order of 1 000 bpd.

Onshore drilling in Gabon





The wells planned for the Agip-operated ***Chaillu*** and ***Mpolo*** permits (EAGSA 10%-25%) were again delayed due to rig availability and are now scheduled to be drilled in the third quarter of 2002. The prospects to be drilled are both in water depths in excess of 1 000m and in the event of success, EAGSA's options will be limited to 10% participations in terms of the production sharing contracts.

## Libya

Energy Africa retains a 20% interest in Blocks ***NC184/185*** (operator EnCana) in the onshore Sirte Basin and has an obligation to drill one further well. In the absence of viable prospects, negotiations are in progress for the transfer of the commitment to more prospective acreage. In the event that agreement cannot be reached, Energy Africa will have a liability of $800 000 in lieu of drilling the well.

## Mauritania

In February 2002, Energy Africa finalised the acquisition of a 20% interest in ***Block 2***, (operator Woodside) offshore Mauritania from the contractor group comprising Woodside Petroleum, Hardman Resources and Roc Oil. The acreage lies in a salt basin, south of the potentially significant Chinguetti discovery in Block 4 but, being on the periphery of the basin, has a higher risk profile than that area. Acquisition of a 1 000km$^2$ 3-D seismic survey is planned for the third quarter of 2002 whereafter the contractor group will be required to commit to drilling a well should it wish to proceed into the second term of the licence.

## Morocco

Energy Africa reduced its holding in the ***Tiznit*** licence from 63.75% to 31.875% by farming out half its interest to Petronas Carigali. Energy Africa has retained operatorship and in August-September completed a 1000 km$^2$ 3-D seismic survey over the most prospective area. Prior to that Enterprise Oil, operator of the ***Cap Draa*** licence (Energy Africa 20%) had acquired some 2 000 km$^2$ of 3-D seismic data in the outboard area of the salt basin. Both surveys are currently being interpreted and drilling is expected to commence in 2003.

## Namibia

As reported at half-year, Shell, the operator of the ***Kudu*** field (Energy Africa 10%) identified an attractive opportunity to market LNG into the Atlantic Basin markets in circa 2006. Provided reserves in excess of five TCF could be proved at a reasonable confidence level, production of LNG from a floating facility on the Kudu field was considered a viable option. Given the short timeframe for committing to gas sales agreements, an appraisal well, Kudu-6, to achieve the required additional reserves was drilled at a location some 27km north of the Kudu main field. This proved overly ambitious and the well failed to intersect the Aeolian (dune) sand reservoir present in the main field. The floating LNG project has therefore been shelved for the immediate future, and an appraisal well, Kudu-7, sited to prove additional reserves for the South African market, is currently being drilled on the west flank of the Kudu main field.

## South Africa

Production from the ***Oribi*** field (Energy Africa 20%, operator PetroSA), offshore Mossel Bay, averaged 6 120 bpd (2001 : 12 000 bpd), somewhat above the rate forecast for the period. However, the decline rate is expected to accelerate and it is anticipated that production will cease in 2003. The Company continues to monitor opportunities in South Africa but has thus far failed to identify projects meeting its risk-reward criteria.

## Uganda

As recorded in the Interim Report, Energy Africa secured 50% interests in ***Blocks 2*** and ***3*** in the Albertine Graben. Some 228km of additional 2-D seismic was acquired in the onshore area of Block 3 in late-2001 and the processed data is currently being interpreted. A well is planned for August 2002. Additionally a 2-D seismic survey

Financial & operating review continued

## "Significant potential for future discoveries... important additions to exploration portfolio."



SUDAN
UGANDA
CONGO
BLOCK 2
BLOCK 3
Kampala
KENYA
Lake
Victoria
0
100 km


Uganda - interests in Albentine Graben

over the areas in Lake Albert is being planned, with acquisition expected to commence in late 2002.

### United Kingdom

Production in the ***Alba*** field in the central North Sea (Energy Africa 8%, operator ChevronTexaco) averaged 79 300 bpd (2001: 74 800 bpd) continuing an exceptional period of plateau production. Development plans for the Alba Extreme South area and the ***Caledonia*** field were approved by the Government authorities and development of both have proceeded within budget and on schedule for first oil production in October 2002. In the six months to September 2002, production from the Alba field is expected to be well below previous levels, reflecting both declining deliverability and a three-week platform shutdown in June when upgrades, required for the Extreme South development, will be done.

### Future activity

In the year to March 2003, Energy Africa's net production is expected to exceed 25 000 bpd reflecting mainly the increased production from the Ceiba field. The completion of the Alba Extreme South and Caledonia fields will maintain production from the North Sea at previous levels. In Gabon, production from the Niungo and Etame fields should offset declines at Moukouti and Echira.

Nineteen exploration wells are scheduled, of which seven are in the contingent category. Eleven of these are in Equatorial Guinea, three in Gabon, two in Congo, two in Uganda and one in Egypt. In addition to three appraisal wells already completed, it is likely that five further wells will be drilled by March 2003.

In line with our objective of maintaining an exploration portfolio with potential to add significant value, new opportunities are continuously being reviewed and it is anticipated that two or three new ventures will be added in the year.



UK
16/26
North
Sea
Caledonia
Alba
Extreme
South
0
4 km


UK Block 16/26
Alba Extreme South and Caledonia expected to be onstream late 2002

Preparation for seismic acquisition - Uganda



Signing of Block 2 agreement - Uganda



## Community and environment

Energy Africa recognises its responsibilities to its shareholders, employees, companies and the governments with whom it does business, and to society in general. The Company realises that its operations must be managed in line with generally recognised standards of sustainable development by combining environmental, social and economic issues into the planning and implementation of projects, in order to preserve the natural environment for the benefit of both present and future generations.

Our focus on environmental performance is not merely in response to growing public concern but rather to recognising the fact that our future success is closely linked with our ability to protect the environment and be of benefit to local communities. In future Energy Africa intends not only to comply with the ever-increasing policies and legislation of governments and other authorities, but also to adopt an environmental policy to ensure adherence to internationally acceptable environmental standards and requirements.

Energy Africa participates principally as a non-operating partner in joint ventures, most of which are operated by large international companies whose operations are conducted in accordance with high standards for human safety and protection of the environment. Much emphasis is given to the responsible and sustainable operation of all facilities, with continuous improvement through implementation of the latest technology, improved management and monitoring systems, and commitment from all levels of responsibility. Energy Africa contributes to the joint ventures' operating committees which ensure that environmental and safety matters are regularly and continually addressed.

In the exploration licences in which Energy Africa is the operator, appropriate measures are taken to ensure high levels of responsibility. Attention continues to be given to minimising environmental impact and employing appropriate safety standards. Since the Company operates largely in emerging markets, we are also aware of the need for us to play a role in shaping social development.

Through training programmes, job creation and participation in community projects, Energy Africa provides significant economic benefits to the countries in which it operates. The Company is one of the founders and principal sponsors of the Petroleum Geology fund, a programme established at three Western Cape universities to promote petroleum geology and produce locally trained geo-scientists. The Company is also one of the main corporate supporters of the Community Chest in the Western Cape. In Gabon, Energy Africa is participating in a project to provide rural communities with drinking water. In collaboration with other operators in Morocco, the Company is involved in setting up a programme to provide education and training.

# Directors

1


2


3


4


5


6


7


8


9


1. Dato' M Idris Mansor - Non-executive Chairman
Senior Vice President, E & P Business, PETRONAS. He has had a career of 26 years with Petronas after joining the company as a Petroleum Engineer. (Malaysian, aged 57)

2. P J G Elwes - Non-executive director
He has extensive experience in the oil and gas business and has held positions including those of Chief Executive of Enterprise Oil plc and Chief Executive of Hardy Oil and Gas plc. He is also chairman of Aminex plc. (British, aged 72)

3. R Gasant - Managing Director
Managing Director since 1 August 2001. Previously he was Finance Director of Engen Limited since November 1997 and has held various senior management positions with Engen including its upstream business, from 1990 to 1995, before the listing of Energy Africa. He has 16 years experience in the oil industry. (Aged 42).

4. Tunku M Fawzy b. Tunku Muhiyiddin - Non-executive director
Appointed as a Director on 29 April 2002. He was appointed Managing Director of Engen Limited in 2002, having previously been General Manager - Oil Business with PETRONAS. He has held several senior positions in corporate finance and general management. (Malaysian, aged 43).

5. W A Nel - Chief Operating Officer
Acting Managing Director of Energy Africa from December 2000 to July 2001. Technical Director of Energy Africa since its formation in 1996. Previously he was General Manager of Engen's oil and gas business from 1989. He has been active in exploration in a variety of technical and managerial roles since 1963 and was Consulting Geologist for Gencor's Oil and Gas division. (Aged 59).

6. L M Nyhonyha - Non-executive director
Executive director of Worldwide African Investment Holdings from April 2001. Previously he was Chief Executive of Thebe Financial Services. Prior to joining the Thebe Group in 1992, he was an audit manager at Ernst & Young. He also holds a number of other directorships in the Worldwide Group. (Aged 43)

7. G B D Paul - Non-executive director
Appointed as a Director on 27 March 2002. General Manager, PETRONAS South Africa since 1999 after holding a number of management positions within PETRONAS. He has 31 years experience in the oil industry. (Malaysian, aged 54)

8. F M J L Poimboeuf - Non-executive director
He has had a career of 35 years with Elf Aquitaine which included periods as deputy general manager in Gabon, executive vice-president of Texasgulf Inc. in Houston and general manager in Angola. (French, aged 71)

9. A G Windham - Commercial Director
Commercial Director since 1 August 2001. He had been Energy Africa's Group General Counsel since early 1998. Previously he was a director of Clyde Petroleum Plc and has 20 years experience in the independent oil sector. (Aged 52).

# Report of the directors

The directors present their report and the Company and Group annual financial statements for the year ended 31 March 2002.

## Activities

The Group is engaged in the exploration for and production of oil and gas. There was no change in the nature of the business during the year.

## Results and dividends

The Group financial statements are set out on pages 28 to 43 and are presented in United States Dollars. The Group's net profit for the year was $20.6 million (2001: $25.1 million). The directors do not recommend the payment of a dividend for the year. The Company financial statements are set out on pages 48 to 53 and are presented in South African Rand.

## Share capital and share options

Details of the share capital of the Company and options over shares of the Company are set out in note h to the Company financial statements. The Company has a share incentive scheme by which directors and employees may be granted options, at prevailing market prices, to subscribe for ordinary shares in the Company. The maximum aggregate number of shares which may be issued in respect of the scheme is currently limited to 5 039 950 (2001: 5 039 950).

The maximum number of shares available for the purposes of the scheme has been or will shortly be depleted and, unless the maximum number is increased, it will not be possible to continue to offer directors and employees appropriate incentives under the scheme. The Board considers it to be in the best interests of the Energy Africa group that appropriate incentives continue to be made available to directors and employees. Therefore the Board proposes that the maximum number of shares made available for the purposes of the scheme be increased to 10 100 000 shares being approximately 10% of the issued share capital.

The Board believes that an addendum to the scheme embodying the proposal as set out above will be beneficial to the Energy Africa group and, accordingly, recommends that shareholders vote in favour of the resolution necessary for the adoption of such addendum.

## Directors and their interests

The current directors of the Company are set out on page 21. A Said and A A Maule resigned as directors on 15 January 2002 and 27 March 2002 respectively. The following directors were appointed during the year: R Gasant and A G Windham on 1 August 2001, G D B Paul on 27 March 2002 and Tunku M Fawzy Muhiyiddin on 29 April 2002. All other directors served as directors throughout the year.

R Gasant, W A Nel and A G Windham have service contracts with the Group, which contracts are on a two year rolling basis.

R Gasant, Tunku M Fawzy Muhiyiddin, G D B Paul, F M J L Poimboeuf, W A Nel and A G Windham will retire at the Annual General Meeting in accordance with the Company's Articles of Association and, being eligible, offer themselves for re-election in the cases of F M J L Poimboeuf and W A Nel, or election in the cases of the remainder of the retiring directors, all of whom were appointed during the year. None of the directors retiring have service contracts other than R Gasant, W A Nel and A G Windham, who have contracts which are on a two year rolling basis.

The interests of the directors at 31 March 2002 in the issued shares of the Company were as follows:

| | 2002 shares | 2001 shares |
|---|---|---|
| P J G Elwes | 34 000 | 14 000 |
| R Gasant | 900 | - |
| W A Nel | 9 000 | - |
| L M Nyhonyha | 6 000 | - |
| A G Windham | 4 100 | - |

There has been no change in the interests of the directors during the year from 31 March 2002 to 22 May 2002.

The interests of the directors in share options granted under the Company share incentive scheme were as follows:

| | At 31 March 2001 | Granted during year | Exercised during year | At 31 March 2002 |
|---|---|---|---|---|
| P J G Elwes | 20 000 | - | (20 000) | - |
| R Gasant | - | 330 000 | - | 330 000 |
| Dato' M Idris Mansor | 20 000 | - | - | 20 000 |
| A A Maule | 20 000 | - | - | 20 000 |
| W A Nel | 286 200 | 50 000 | (129 000) | 207 200 |
| L M Nyhonyha | 20 000 | - | (20 000) | - |
| G D B Paul | - | - | - | - |
| F M J L Poimboeuf | 20 000 | - | - | 20 000 |
| A Said | 20 000 | - | - | 20 000 |
| A G Windham* | 181 700 | 100 000 | (58 100) | 223 600 |

*Options shown for A G Windham at 31 March 2001 represent options granted as an employee prior to his appointment as a director.

The above options were granted to directors at the then market price in terms of the rules of the Company Share Incentive Scheme. During the year 227 100 shares were issued to directors.

There were no transactions between the directors and the Group in the year which were unusual in their nature or terms or significant to the business of the Group.

At the Annual General Meeting, resolutions will be proposed to approve directors' fees. Details of the resolutions and explanatory notes are set out in the Notice of Annual General Meeting accompanying this Report.

## Shareholders

At 31 March 2002, the shares of the Company were held by the following categories of shareholders:

| | |
|---|---|
| Directors | 54 000 |
| Engen Limited and its subsidiaries | 58 458 464 |
| Public | 44 400 844 |
| | 102 913 308 |

At 31 March 2002 the following shareholders were registered as holding five per cent or more of the Company's issued shares:

| | | |
|---|---|---|
| Engen Limited and its subsidiaries | 58 458 464 | 56.8% |
| Société Generale Nominees (Pty) Limited | 5 869 250 | 5.7% |
| Standard Bank Nominees Tvl (Pty) Limited and related companies | 20 201 196 | 19.6% |

At 31 March 2002 there were 630 (2001: 1 115) registered shareholders of the Company.

At 31 March 2002, as reported to the Company, the following beneficial shareholders hold five per cent or more of the Company's issued shares:

| | | |
|---|---|---|
| Engen Limited and its subsidiaries | 58 458 464 | 56.8% |
| Sanlam Limited and related companies | 7 775 298 | 7.6% |

# Report of the directors on Code of Corporate Practices and Conduct

## Compliance with Code of Corporate Practices and Conduct

The directors consider that for the year ended 31 March 2002 the Group has complied with the provisions of the Code of Corporate Practices and Conduct, as set out in the King Report, known as the King Code.

## Board of directors

The Board comprises of nine directors, six of whom are non-executives. The Board is chaired by the non-executive Chairman. Board meetings are held at least four times per year. All directors are subject to election at the first annual general meeting following their appointment and at each annual general meeting thereafter, one third of the directors retire by rotation and are subject to re-election. Non-executive directors receive no benefits from the Company other than their directors' fees and a limited number of share options. The directors have access to the advice and services of the Company Secretary, who is responsible for compliance with procedures and regulations of a statutory nature. Directors are entitled to seek independent professional advice in appropriate circumstances, at the expense of the Company.

## Internal financial control

The directors are responsible for the Group's system of internal control, which includes internal financial control. The Group's system of internal financial control is designed to provide assurance regarding the safeguarding of assets, the maintenance of proper accounting records and the reliability of financial information. Such a system can provide only reasonable but not absolute assurance against material misstatement and loss.

The following are some of the key procedures that the directors have established and which are designed to provide effective internal financial control:

- The Board approves annual financial budgets for the Group. Performance against these budgets is reviewed regularly.
- The Group produces regular financial reports and forecasts for the financial year.
- The Board has set clearly defined guidelines as to required approval authorities.
- The Group has contracted independent internal auditors to monitor the effectiveness of the accounting system and related internal controls on a continuing basis and to perform a critical examination of the financial and operating information.
- The Audit Committee meets with management, the external auditors and internal auditors to review specific accounting, reporting and internal control matters.

Nothing has come to the attention of the directors to indicate that any material breakdown in the functioning of these controls has occurred during the year under review.

## Audit Committee

The Board of directors has established an Audit Committee. The members are P J G Elwes (Chairman) and L M Nyhonyha, both of whom are non-executive directors. The Committee meets not less than twice a year.

The Committee's terms of reference include: to consider and recommend the appointment of the Company's auditors, to discuss with the auditors the nature and scope of the audit, to review the financial statements before submission to the Board, to discuss problems and reservations arising from audits, to consider the findings of internal investigations and to report to and make recommendations to the Board. The internal and external auditors have unlimited access to the Chairman of the audit committee.

## Remuneration Committee

The Board has appointed a Remuneration Committee. The members are Dato' M Idris Mansor (Chairman), P J G Elwes and F M J L Poimboeuf, all of whom are non-executive directors. The Committee meets not less than once a year.

The Committee's terms of reference include: to recommend to the Board the appointment and remuneration of each of the executive directors, to recommend performance targets under the Company's incentive schemes, to provide an objective and independent assessment of the benefits and emoluments granted to directors, and to provide guidelines regarding the overall remuneration policy and benefits provided to employees of the Group.

## Public and shareholders

The Company subscribes to a policy of open communication with the public and its shareholders. The Company meets with institutional shareholders and investment analysts at least bi-annually after the release of the Company results. A comprehensive interim report, reviewed by the independent auditors, is also prepared. The Company also has a website containing up-to-date information.

## Code for transactions in securities

No employee or director may deal in any securities of the Company at any time when he / she is in possession of unpublished price sensitive information. The Company operates a closed period prior to the publication of its interim and annual results during which time directors and employees of the Company may not deal in shares of the Company. Where appropriate, this is also extended to include other periods.

## King II

The Company welcomes the release of the King II Report and believes that the Group materially complies with its requirements and is already implementing changes to address new requirements with which it does not yet comply.

# Statement of directors' responsibilities in respect of the financial statements

Company law requires the directors to prepare financial statements for each financial year which fairly present the state of affairs of the Company and the Group at the end of the year, and the results of their operations and cash flows for the year. The Company's auditors are responsible for reporting on these financial statements.

The directors consider that in preparing the financial statements, suitable accounting policies have been selected and applied consistently, judgements and estimates that are reasonable and prudent have been made, and applicable accounting standards have been followed. The directors consider that the Group will continue to function as a going concern for the forseeable future and that it is appropriate that the financial statements are prepared on a going concern basis.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Group and enable them to ensure that the financial statements comply with the Companies Act. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The report of the directors, the report of the directors on Code of Corporate Practices and Conduct and the financial statements set out on pages 28 to 43, and on pages 48 to 53, were approved by the board of directors on 22 May 2002.

Signed on behalf of the board by:

Mohamed Idris Mansor

Dato' M Idris Mansor
22 May 2002

Rhidwaan Gasant

R Gasant

# Declaration by Company Secretary

In terms of section 268 (d) of the South African Companies Act, 1973, as amended, I certify that the company has lodged with the Registrar all such returns as are required by the South African Companies Act.

W H Torr
Company Secretary
22 May 2002

# Report of the independent auditors

## To the members of Energy Africa Limited

We have audited the Company annual financial statements and Group annual financial statements set out on pages 22, 23, 28 to 43 and 48 to 53 for the year ended 31 March 2002. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

## Scope

We conducted our audit in accordance with statements of International Standards on Auditing and South African Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes:

- examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements,
- assessing the accounting principles used and significant estimates made by management, and
- evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

## Audit opinion

In our opinion, the financial statements fairly present, in all material respects, the financial position of the Company and the Group at 31 March 2002 and the results of their operations and cash flows for the year then ended in accordance with South African Statements of Generally Accepted Accounting Practice, and in the manner required by the Companies Act, in South Africa.

Ernst & Young
Registered Accountants and Auditors
Chartered Accountants (SA)
Cape Town
22 May 2002

# Group income statements

| | Notes | Year ended 31 March 2002 $'000 | Year ended 31 March 2001 $'000 |
|---|---|---|---|
| Total revenues | 3 | 144 907 | 141 987 |
| Turnover | 3 | 143 996 | 138 512 |
| Cost of production | 4 | (74 822) | (50 784) |
| Gross income | | 69 174 | 87 728 |
| Exploration expenditure written off | | (26 845) | (35 683) |
| Administration expenses | | (7 869) | (10 572) |
| Other operating (expenses)/income | | (50) | 1 742 |
| Operating profit | 5 | 34 410 | 43 215 |
| Interest income | | 911 | 3 475 |
| Interest expense | 8 | (2 162) | (1 545) |
| Profit on ordinary activities before taxation | | 33 159 | 45 145 |
| Taxation | 9 | (12 588) | (20 030) |
| Profit on ordinary activities after taxation and attributable to ordinary shareholders | | 20 571 | 25 115 |
| Earnings/headline earnings per share - cents | 24 | | |
| Basic | | 20.1 | 24.9 |
| Diluted | | 19.9 | 24.7 |
| Weighted average number of ordinary shares in issue ('000) | 24 | | |
| Basic | | 102 124 | 101 056 |
| Diluted | | 103 161 | 101 698 |

# Group balance sheets

| | Notes | **31 March 2002 $'000** | 31 March 2001 $'000 |
|---|---|---|---|
| **Employment of capital** | | | |
| Fixed assets | 10 | 199 198 | 142 591 |
| Current assets | | | |
| Inventories | | 5 683 | 4 638 |
| Debtors | 11 | 18 906 | 18 663 |
| Cash and bank deposits | 12 | 18 765 | 29 325 |
| | | 43 354 | 52 626 |
| Current liabilities | 13 | (36 163) | (24 980) |
| Net current assets | | 7 191 | 27 646 |
| Total assets less current liabilities | | 206 389 | 170 237 |
| Long term interest bearing project loan | 14 | (10 000) | - |
| Deferred taxation | 15 | (10 712) | (8 132) |
| Decommissioning provision | 15 | (19 059) | (16 648) |
| | | 166 618 | 145 457 |
| **Capital employed** | | | |
| Share capital | 16 | 2 642 | 2 630 |
| Share premium account | | 101 525 | 99 823 |
| Retained income | | 84 939 | 64 368 |
| Other reserves | | (22 488) | (21 364) |
| Shareholders' interest | | 166 618 | 145 457 |
| Net book value per share - cents | 24 | | |
| Basic | | 161.9 | 143.0 |
| Diluted | | 160.9 | 142.4 |
| Number of ordinary shares in issue at year end ('000) | 24 | | |
| Basic | | 102 913 | 101 726 |
| Diluted | | 103 582 | 102 171 |

# Group cash flow information

| | Notes | Year ended 31 March 2002 $'000 | Year ended 31 March 2001 $'000 |
|---|---|---|---|
| **Reconciliation of operating profit to net cash flow from operations** | | | |
| Operating profit | | 34 410 | 43 215 |
| Exploration expenditure written off | | 26 845 | 35 683 |
| Depreciation | | 36 123 | 23 619 |
| Loss/(profit) on disposal of fixed assets | | 17 | (3) |
| Exchange loss/(gain) | | 50 | (1 742) |
| Net cash inflow from operations prior to working capital adjustments | | 97 445 | 100 772 |
| Working capital adjustments | 17 | (1 909) | (7 108) |
| Net cash inflow from operations | | 95 536 | 93 664 |
| **Cash flow statements** | | | |
| Net cash inflow from operations | | 95 536 | 93 664 |
| Returns on investments and servicing of finance | | | |
| Interest received | | 919 | 3 526 |
| Interest paid | | (1 287) | (848) |
| Tax paid | | (12 062) | (16 829) |
| Investing activities | | | |
| Exploration expenditure | | (31 241) | (39 504) |
| Payments to acquire tangible assets | | (69 305) | (71 477) |
| Proceeds from sale of fixed assets | | 15 | 4 |
| Net cash outflow before financing | | (17 425) | (31 464) |
| Financing | | | |
| Issue of ordinary shares | | 1 714 | 1 325 |
| Increase in bank and other loans | 18 | 10 000 | 917 |
| Repayment of loans | 18 | (4 591) | (5 284) |
| Net cash outflow after financing | 19 | (10 302) | (34 506) |
| Cash flow from operations per share - cents | 24 | | |
| Basic | | 93.5 | 92.7 |
| Diluted | | 92.6 | 92.1 |

Reconciliation to the change in cash position is set out in note 19.

# Group statement of changes in equity

| | Share capital $'000 | Share premium account $'000 | Retained income $'000 | Exchange translation reserve $'000 | Total $'000 |
|---|---|---|---|---|---|
| At 1 April 2000 | 2 618 | 98 510 | 39 253 | (14 849) | 125 532 |
| Profit attributable to ordinary shareholders | - | - | 25 115 | - | 25 115 |
| Exchange adjustment | - | - | - | (6 515) | (6 515) |
| Arising on issue of shares | 12 | 1 313 | - | - | 1 325 |
| At 31 March 2001 | 2 630 | 99 823 | 64 368 | (21 364) | 145 457 |
| Profit attributable to ordinary shareholders | - | - | 20 571 | - | 20 571 |
| Exchange adjustment | - | - | - | (1 124) | (1 124) |
| Arising on issue of shares | 12 | 1 702 | - | - | 1 714 |
| At 31 March 2002 | 2 642 | 101 525 | 84 939 | (22 488) | 166 618 |

Share premium account is not distributable other than as contemplated in the South African Companies Act.

# Notes to the financial statements

1. **Accounting policies**

***Basis of preparation***

The financial information is expressed in United States Dollars for the Group and in South African Rand for the Company and has been prepared under the historical cost convention, in accordance with accounting policies which conform with International Accounting Standards ("IAS") and South African Statements of Generally Accepted Accounting Practice. These accounting policies are consistent with those used in the previous year, other than the changes in measurement and presentation currency set out in note 2.

***Basis of consolidation***

The consolidated income statement, balance sheet and cash flow statement incorporate the audited financial statements of the Company and all its subsidiaries made up to 31 March. Results of subsidiaries acquired or sold are consolidated from or to the date control passes.

Substantially all of the Group's oil and gas exploration and development activities are carried out through various joint venture arrangements. Such arrangements may take the form of a separate legal entity although the bulk of the Group's joint ventures are unincorporated. The results and net assets of these joint ventures are included in the Group's consolidated accounts using the proportional method of consolidation.

Investments in subsidiaries are recorded at cost less any permanent dimunition in value in the Company financial statements.

***Decommissioning***

The present value of the estimated cost of decommissioning production facilities is provided in full at the date when the obligation to decommission such facilities arises. The Group recognises the cost as an asset and liability when such facilities are substantially complete and in place. The asset is included with the other capitalised costs relating to the property and is amortised in accordance with the stated depreciation policy. The liability is held within provisions and reflects the estimated cost of decommissioning, discounted to its present value. The discount unwinds through interest expense in the income statement.

***Deferred taxation***

Deferred tax is provided on all temporary differences at the balance sheet date between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax assets are only recognised where the recoverability of such assets are probable. Provision is made for UK Petroleum Revenue Tax on a unit of production basis over the expected life of the field.

***Depreciation***

Production assets which represent the Group's share of total expenditure on the exploration, appraisal and development of oil and gas fields are depleted at rates appropriate to the expected useful economic life of the asset. This applies from the date production commences on a unit of production basis using the proven and probable reserves recoverable from these fields and taking into account estimated future development costs. Changes in estimates of reserve quantities and costs are recognised prospectively.

The capitalised costs in respect of each property are reviewed for impairment at each balance sheet date. Where there is an indication that an asset may be impaired, the recoverable amount of the asset is estimated. For evaluated fields, the net capitalised costs are compared to the present value of the estimated net revenues to be derived from the related commercial reserves of oil and gas within that field. Provision is made where the impairment test results in the net capitalised costs exceeding the recoverable amount.

***Employee retirement benefit costs***

The cost of providing retirement benefits relating to current service is charged to income during the year.

### ***Exploration and development expenditure***

The Group follows the successful efforts method of accounting for exploration costs. Exploration costs are initially capitalised for each prospect within exploration and appraisal assets pending determination. On determination such costs are written off unless commercial reserves have been established. As development commences such costs are transferred to fields in production and under development.

Development expenditure comprises all further costs incurred in bringing a field to commercial production and is capitalised as incurred. The amount capitalised includes attributable interest and other financing costs incurred on significant developments before commencement of production.

The nature of the Group's oil and gas activities requires that, from time to time, the Group finance all or part of the exploration, development and production costs attributable to third parties. Such costs incurred are then recovered from future production of hydrocarbons. The Group accounts for these carried costs in the same way as it accounts for its own share of exploration, development and production costs as described above. Amounts capitalised are subject to regular review and are provided against, to the extent that recovery of the costs is uncertain, in the form of additional depreciation. Such additional depreciation is separately disclosed in the year the provision is made. Reimbursements of carried costs capitalised are classified within depreciation in the balance sheet when received.

### ***Financial Instruments***

Financial instruments recognised on the balance sheet include cash and cash equivalents, trade and other debtors, trade and other creditors and borrowings.

Financial instruments are initially measured at cost, which includes transaction costs. Subsequent to initial recognition these instruments are measured as follows:

- Cash and cash equivalents are defined as cash on hand, demand deposits and short-term, highly liquid investments readily convertible to known amounts of cash and subject to insignificant risk of changes in value. Cash and cash equivalents are measured at fair value, based on the relevant exchange rates at balance sheet date.
- Trade and other debtors originated by the group are stated at cost less any provisions.
- Financial liabilites, other than trading financial liabilities and derivatives, are subsequently measured at amortised cost being the original obligation less principal payments and amortisation. Trading financial liabilities and derivatives are measured at fair value at the balance sheet date.

### ***Foreign exchange***

Transactions: Transactions in currencies other than the measurement currency of the Group, are recorded at the rate ruling at the date of the transaction. Monetary items denominated in currencies other than the measurement currency of the Group are translated at rates of exchange ruling at the balance sheet date. All exchange gains and losses are dealt with in the income statement.

Translation of foreign entities reporting in currencies other than the Group's measurement currency: Where a foreign entity's measurement currency is different to the measurement currency of the Group, such foreign entities are translated to the measurement currency as follows:

- Assets and liabilites at the closing rates of exchange.
- Revenues, costs and cash flows at exchange rates ruling at the date of the transactions or a rate that approximates the actual exchange rates.
- The resulting exchange translation differences are included in other reserves.

***Inventories***
Inventories, which consist solely of hydrocarbons, are stated at the lower of cost, using the first-in first-out method, and net realisable value.

***Other assets***
Equipment and motor vehicles are stated at cost less accumulated depreciation, which is provided so as to write off those assets evenly on a straight line basis over their estimated useful lives which are as follows:

| | |
|---|---|
| Computer hardware and software | 3 years |
| Equipment | 4 years |
| Motor vehicles | 4 years |

***Revenue recognition***
Turnover, which excludes intergroup sales, represents invoiced sales and is stated net of value added taxes. Much of the Group's activity is conducted under Production Sharing Agreements ("PSAs") which involve the delivery of a share of the production to the host government and as such represents a form of taxation. Turnover excludes royalties paid in oil and the share of oil attributable to host governments under PSAs.

2. **Changes in measurement and presentation currency**
The Group has changed its measurement and presentation currency from South African Rand to United States Dollars to facilitate a better understanding of its results, financial position and cash flow information, since the majority of its revenues, costs, assets and liabilities are in United States Dollars which is the recognised currency of the oil exploration and production industry. The Company's measurement and presentation currency remains the South African Rand for the purposes of the Company's financial statements.

3. **Revenues**

| | 2002 $'000 | 2001 $'000 |
|---|---|---|
| Revenue from sales of hydrocarbons | 143 996 | 138 512 |
| Interest income | 911 | 3 475 |
| | 144 907 | 141 987 |

Revenue from the sale of hydrocarbons excludes royalties paid in oil and the share of oil attributable to host governments under Production Sharing Agreements (see Glossary). The value of hydrocarbons delivered to host governments under such PSAs was $16 879 000 (2001: $23 266 000) - refer also "Oil and gas reserves and production" page 45. Revenue excludes intergroup sales.

4. **Cost of production**

| | 2002 $'000 | 2001 $'000 |
|---|---|---|
| Operating costs | 35 147 | 24 993 |
| Movement in underlift | (1 039) | (1 185) |
| Royalty paid in cash | 5 240 | 3 714 |
| Depreciation (note 10) | 35 474 | 23 262 |
| | 74 822 | 50 784 |

5. **Operating profit**

| Operating profit is stated after: | 2002 $'000 | 2001 $'000 |
|---|---|---|
| Auditors' remuneration | | |
| Audit services | 161 | 166 |
| Non-audit services | 200 | 128 |
| Depreciation (note 10) | 36 123 | 23 619 |
| Fees paid to persons other than employees for administrative and technical services | 513 | 414 |
| Rentals under operating leases | 426 | 392 |
| (Loss)/profit on disposal of fixed assets | (17) | 3 |

6. **Directors' emoluments**

The remuneration paid by the Group to the directors of the Company was as follows:

| 2001 | Fees $'000 | Salary $'000 | Benefits $'000 | Bonus $'000 | Retirement fund $'000 | Gain on exercise of share options $'000 | Compensation for loss of office $'000 | Total $'000 |
|---|---|---|---|---|---|---|---|---|
| Executive directors | | | | | | | | |
| W A Nel | - | 168 | - | 61 | 12 | 93 | - | 334 |
| J W S Bentley | - | 336 | 31 | 117 | 71 | 68 | 934 | 1 557 |
| J A Rutland | - | 240 | 23 | 71 | 31 | - | 636 | 1 001 |
| | - | 744 | 54 | 249 | 114 | 161 | 1 570 | 2 892 |
| Non-executive directors | | | | | | | | |
| P J G Elwes | 35 | - | - | - | - | - | - | 35 |
| Dato' M Idris Mansor | 6 | - | - | - | - | - | - | 6 |
| A A Maule | 6 | - | - | - | - | - | - | 6 |
| L M Nyhonyha | 7 | - | - | - | - | - | - | 7 |
| F M J L Poimboeuf | 35 | - | - | - | - | - | - | 35 |
| A Said | 6 | - | - | - | - | - | - | 6 |
| | 95 | - | - | - | - | - | - | 95 |
| Year ended 31 March 2001 | 95 | 744 | 54 | 249 | 114 | 161 | 1 570 | 2 987 |
| Paid by: | | | | | | | | |
| the Company | | | | | | | | 586 |
| subsidiaries | | | | | | | | 2 401 |
| | | | | | | | | 2 987 |

J W S Bentley and J A Rutland resigned on 31 December 2000.

| 2002 | Fees $'000 | Salary $'000 | Benefits $'000 | Bonus $'000 | Retirement fund $'000 | Gain on exercise of share options $'000 | Total $'000 |
|---|---|---|---|---|---|---|---|
| Executive directors | | | | | | | |
| R Gasant | - | 120 | 1 | 18 | 5 | - | 144 |
| W A Nel | - | 201 | - | 70 | 13 | 325 | 609 |
| A G Windham | - | 141 | 15 | 21 | 25 | 188 | 390 |
| | - | 462 | 16 | 109 | 43 | 513 | 1 143 |
| Non-executive directors | | | | | | | |
| P J G Elwes | 62 | - | - | - | - | 18 | 80 |
| Dato' M Idris Mansor | 6 | - | - | - | - | - | 6 |
| A A Maule | 6 | - | - | - | - | - | 6 |
| L M Nyhonyha | 8 | - | - | - | - | 44 | 52 |
| F M J L Poimboeuf | 48 | - | - | - | - | - | 48 |
| A Said | 6 | - | - | - | - | - | 6 |
| G B D Paul | - | - | - | - | - | - | - |
| | 136 | - | - | - | - | 62 | 198 |
| Year ended 31 March 2002 | 136 | 462 | 16 | 109 | 43 | 575 | 1 341 |
| Paid by: | | | | | | | |
| the Company | | | | | | | 951 |
| subsidiaries | | | | | | | 390 |
| | | | | | | | 1 341 |

R Gasant's and A G Windham's emoluments are from the date of their appointments, which were on 1 August 2001.
A A Maule and A Said resigned on 27 March 2002 and 15 January 2002 respectively.
G B D Paul was appointed on 27 March 2002.

6. **Directors' emoluments (continued)**

All emoluments received, other than in the measurement currency, have been converted to $ at the average rates of exchange for the year.

Information is set out in the Report of the directors regarding the grant of share options to directors under the Company share incentive scheme.

7. **Employee costs**

| | 2002 $'000 | 2001 $'000 |
|---|---|---|
| Wages and salaries | 3 183 | 3 520 |
| Compensation for loss of office | - | 1 570 |
| Social security costs | 72 | 151 |
| Retirement benefits | 210 | 204 |
| | 3 465 | 5 445 |

The average monthly number of employees employed by the Group during the year was as follows:

| | 2002 | 2001 |
|---|---|---|
| Administration and technical | 43 | 45 |

8. **Interest expense**

| | 2002 $'000 | 2001 $'000 |
|---|---|---|
| Interest payable on loans | 1 184 | 864 |
| Finance charge - unwinding of discount | 978 | 681 |
| | 2 162 | 1 545 |

The finance charge represents the unwinding during the year of the discount on the decommissioning provision.

9. **Taxation**

| | 2002 $'000 | 2001 $'000 |
|---|---|---|
| SA taxation | | |
| Normal - current | 1 809 | 5 661 |
| - prior period | - | (201) |
| Deferred | - | (223) |
| Foreign taxation | | |
| Normal - current | 8 885 | 11 128 |
| - prior period | (686) | (275) |
| Deferred | 2 580 | 3 940 |
| | 12 588 | 20 030 |

The foreign deferred tax charge includes provision for deferred UK Petroleum Revenue Tax.

| The effective tax rate is reconciled as follows: | 2002 % | 2001 % |
|---|---|---|
| Standard rate (South Africa) | 30.0 | 30.0 |
| Tax effect of: | | |
| Permanent differences | | |
| Foreign tax rate | 1.2 | - |
| Exempt income | (18.1) | (15.6) |
| Net losses not recognised for tax | 17.6 | 21.9 |
| Prior year over provisions | (2.1) | (1.3) |
| UK Petroleum Revenue Tax | 14.3 | 9.0 |
| Timing differences | | |
| Tax allowances and losses applied | (4.9) | 0.4 |
| Effective tax rate | 38.0 | 44.4 |

10. **Fixed assets**

| | Fields in production and under development $'000 | Exploration and appraisal assets $'000 | Other $'000 | Total $'000 |
|---|---|---|---|---|
| Cost | | | | |
| At 1 April 2000 | 282 029 | 1 377 | 1 657 | 285 063 |
| Exchange adjustments | (14 753) | (103) | (302) | (15 158) |
| Additions | 79 726 | 992 | 551 | 81 269 |
| Disposals | - | - | (147) | (147) |
| At 31 March 2001 | 347 002 | 2 266 | 1 759 | 351 027 |
| Depreciation | | | | |
| At 1 April 2000 | 191 380 | - | 868 | 192 248 |
| Exchange adjustments | (8 751) | - | (149) | (8 900) |
| Charge for the year | 23 262 | - | 357 | 23 619 |
| Reimbursement of carried interests | 1 609 | - | - | 1 609 |
| Disposals | - | - | (140) | (140) |
| At 31 March 2001 | 207 500 | - | 936 | 208 436 |
| Net book amount | | | | |
| At 31 March 2001 | 139 502 | 2 266 | 823 | 142 591 |
| Cost | | | | |
| At 1 April 2001 | 347 002 | 2 266 | 1 759 | 351 027 |
| Exchange adjustments | 133 | 11 | (470) | (326) |
| Additions | 81 430 | 10 594 | 2 086 | 94 110 |
| Transfers | 1 484 | (1 484) | - | - |
| Disposals | - | - | (187) | (187) |
| At 31 March 2002 | 430 049 | 11 387 | 3 188 | 444 624 |
| Depreciation | | | | |
| At 1 April 2001 | 207 500 | - | 936 | 208 436 |
| Exchange adjustments | 65 | - | (247) | (182) |
| Charge for the year | 35 474 | - | 649 | 36 123 |
| Reimbursement of carried interests | 1 204 | - | - | 1 204 |
| Disposals | - | - | (155) | (155) |
| At 31 March 2002 | 244 243 | - | 1 183 | 245 426 |
| Net book amount | | | | |
| At 31 March 2002 | 185 806 | 11 387 | 2 005 | 199 198 |

Other assets comprise equipment, computers, furniture and motor vehicles. Included within the cost of fixed assets as at 31 March 2002 is $15 165 000 (2001: $15 165 000) in respect of capitalised interest and other financing costs.

At 31 March 2002 fields in production and under development included a cost of $14 770 000 (2001: $13 624 000) and related accumulated depreciation of $5 928 000 (2001: $4 740 000) in respect of decommissioning costs.

Fixed assets with a net book value of $48 543 500 (2001: $15 185 000) are provided as security for the borrowings as disclosed in note 14(a) and note 14(b) in respect of 2001.

11. **Debtors**

| | 2002 $'000 | 2001 $'000 |
|---|---|---|
| Trade debtors | 16 029 | 15 513 |
| Prepayments | 772 | 707 |
| Taxation recoverable | 967 | 514 |
| Other | 1 138 | 1 929 |
| | 18 906 | 18 663 |

12. **Cash and bank deposits**

Included in the Group's balance of cash and bank deposits at 31 March 2001 was $2 917 000 held in an escrow account. This cash was subject to certain restrictions under the terms of the loan agreement relating to the loan described in note 14(b).

13. **Current liabilities**

| | 2002 $'000 | 2001 $'000 |
|---|---|---|
| Current portion of borrowings (note 14) | - | 4 591 |
| Corporation tax payable | 6 018 | 7 278 |
| Other taxes and social security costs | 245 | 167 |
| Other creditors | 4 623 | 3 105 |
| Accruals | 25 277 | 9 839 |
| | 36 163 | 24 980 |

14. **Borrowings**

| | 2002 $'000 | 2001 $'000 |
|---|---|---|
| Total interest bearing borrowings | | |
| Secured loan repayable after more than one year (a) | 10 000 | - |
| Secured loan repayable within one year (b) | - | 3 674 |
| Secured loan repayable within one year (c) | - | 917 |
| | 10 000 | 4 591 |

(a) On 19 December 2001 a seven year $50 million reducing revolving borrowing base loan facility was entered into. The facility is secured by a fixed charge over Energy Africa's interests in Block 16/26 in the UK North Sea. Interest is at a floating rate of $ LIBOR plus a margin of 125 or 140 basis points. The loan is repayable twice annually commencing in June 2003, with final repayment of any outstanding balance in December 2008. The year end amount outstanding is repayable as follows:

| | |
|---|---|
| Due within one year | - |
| Between 2 and 5 years | 10 000 |
| | 10 000 |

(b) The loan was in $ and secured by a fixed charge over the interest of EAHM in the Nkossa field and the Haute Mer licence and related assets and over an escrow account. Part of the loan bore interest at a floating rate of $ LIBOR plus a fixed margin. The remainder of the loan bore interest at a fixed rate established in accordance with the OECD Consensus plus a fixed fee.

(c) The loan was in $ and secured by a charge over a portion of shares held indirectly in EAGSA.

The Company's borrowing powers are not limited by its Articles of Association.

15. **Deferred tax and other provisions**

| | Deferred taxation $'000 | Decom-missioning $'000 | Total $'000 |
|---|---|---|---|
| At 1 April 2000 | 5 126 | 10 650 | 15 776 |
| Unwinding of discount | - | 681 | 681 |
| Charged in year | 3 716 | 6 073 | 9 789 |
| Exchange adjustments | (710) | (756) | (1 466) |
| At 31 March 2001 | 8 132 | 16 648 | 24 780 |
| Unwinding of discount | - | 978 | 978 |
| Charged in year | 2 580 | 1 147 | 3 727 |
| Exchange adjustments | - | 286 | 286 |
| At 31 March 2002 | 10 712 | 19 059 | 29 771 |

Deferred taxation provided is as follows:

| | 2002 $'000 | 2001 $'000 |
|---|---|---|
| Net tax allowances in excess of accounting deductions | 2 111 | 4 218 |
| UK deferred Petroleum Revenue Tax | 8 601 | 3 914 |
| | 10 712 | 8 132 |

16. **Share capital of the Company**

| | 2002 shares | 2001 shares |
|---|---|---|
| Authorised | | |
| Ordinary shares of R0.10 each | 150 000 000 | 150 000 000 |
| Allotted and fully paid | | |
| Ordinary shares of R0.10 each | 102 913 308 | 101 725 808 |

Refer also note h to the financial statements of the Company.

17. **Working capital adjustments**

| | 2002 $'000 | 2001 $'000 |
|---|---|---|
| Increase in inventories | (1 045) | (1 768) |
| Increase in debtors | (397) | (11 310) |
| (Decrease)/increase in creditors | (467) | 5 970 |
| Net working capital adjustment | (1 909) | (7 108) |

18. **Changes in loan financing**

| | 2001 $'000 | 2002 $'000 |
|---|---|---|
| Bank loans | | |
| At 1 April | 4 591 | 8 958 |
| Loans redeemed | (4 591) | (5 284) |
| Increase in loans | 10 000 | 917 |
| At 31 March | 10 000 | 4 591 |

19. **Changes in cash and bank deposits**

| | 2002 $'000 | 2001 $'000 |
|---|---|---|
| At 1 April | 29 325 | 62 730 |
| Net cash outflow before adjustments for the effect of foreign exchange rate changes | (10 302) | (34 506) |
| Effect of foreign exchange rate changes | (258) | 1 101 |
| At 31 March | 18 765 | 29 325 |
| Cash at bank and in hand | 12 134 | 15 008 |
| Bank deposits | 6 631 | 14 317 |
| | 18 765 | 29 325 |

20. **Capital commitments**

| | 2002 $'000 | 2001 $'000 |
|---|---|---|
| Contracted | 42 861 | 50 063 |

These commitments will be met by existing cash resources and borrowing facilities. Included in the above were total capital commitments of the incorporated joint venture (refer note 26) of $12 851 000 (2001: $4 576 000)

21. **Contingent liabilities**

At 31 March 2002 neither the Company nor the Group had any material contingent liabilities.

22. **Financial instruments**

The underlying currency of the Group's cash flows is $. The management policy is to minimise economic and material transactional exposures from currency movements against the $. This is achieved primarily by matching naturally occurring opposite exposures wherever possible, for example matching receipts and payments or assets and liabilities in the same currency. There are no substantial unmatched non-$ financial assets or liabilities except for cash held in Rands, amounting to R9 419 000 (2001: R2 757 000), and cash held in Pounds Sterling, amounting to £398 000 (2001: £613 000).

During the year the Group did not enter into any material contracts for the forward exchange of foreign currencies or forward sale of any hydrocarbons and did not make use of any other material derivative financial instruments. The amounts outstanding under any such contracts or instruments at 31 March 2002 was $nil (2001: $nil).

The Group only deposits cash surpluses with major banks of high quality credit standing. Trade debtors consist primarily of a small group of international oil companies. At year end, no provisions were made.

Movements in interest rate impact on the value of short-term cash investments and financing activities, giving rise to interest rate risk. Surplus funds are invested so as to achieve market related returns whilst minimising risk. Interest rate risk on financing activities is limited to the borrowings set out in note 14, which are linked to $ LIBOR.

The Group has minimised its liquidity risk by ensuring that it has sufficient undrawn credit facilities to fund working capital requirements. Undrawn credit facilities amounted to $40 million at year end.

The directors consider that the fair value of the Group's financial assets and financial liabilities included in cash, debtors, current liabilities and borrowings as at 31 March 2002 were as shown in the Group balance sheet.

23. **Post retirement benefits**

All full time employees in South Africa are required to join a retirement funding plan.

Employees in South Africa: During the year, the Company and employees contributed to the Engen Pension Fund, Sentinel Mining Industry Retirement Fund and the Engen Retirement Fund. The first two funds, of which six employees are members, constitute defined benefit plans and the Engen Retirement Fund is a defined contribution provident fund, of which 30 employees are members. All the funds are governed by the Pension Funds Act 1956. Under the rules of the funds, the Company is committed to contribute a percentage of the pensionable emoluments of members in its employ in South Africa. In the case of the two defined benefit plans, the Company is also obliged to pay to the fund such additional contributions as the trustees, after consulting the actuaries, decide are necessary to provide the benefits under the rules of the funds.

Actuarial valuations are required to be performed at least every three years. The most recent actuarial valuations were completed at 31 December 1999 for the Engen Pension Fund, and 31 October 2001 for the Sentinel Mining Industry Retirement Fund. In the opinion of the actuaries the funds were in a sound financial position at those dates and no alteration to the contribution rates was recommended. No portion of the surplus of these funds has been recognised as the amounts are immaterial. In terms of the Pension Funds Act the Engen Retirement Fund does not require actuarial valuation.

Employees outside South Africa: During 2001 and 2002, Group companies and employees contributed to a number of individual defined contribution policies, covering two employees.

The retirement costs are set out in note 7.

There are no other material post retirement benefits.

24. **Earnings per share, net book value per share and cash flow per share**

The calculation of basic earnings per share is based on the income attributable to ordinary shareholders for each year and the adjusted weighted average number of ordinary shares in issue. The calculation of basic net book value per share is based on the shareholders' interest at each year end at book value. The calculation of basic cash flow per share is based on the net cash flow from operations for each year and the adjusted weighted average number of ordinary shares in issue.

Diluted earnings per share, diluted net book value per share and diluted cash flow per share are calculated using the same data as for the basic calculations above but the numbers of ordinary shares used in each calculation is adjusted for the effects of dilutive options.

The number of ordinary shares outstanding for the basic and diluted calculations per share may be reconciled as follows:

| | 2002 | 2001 |
|---|---|---|
| Weighted average number of ordinary shares ('000) | | |
| In issue | 102 124 | 101 056 |
| Dilutive shares issuable under employee share scheme | 1 037 | 642 |
| Diluted weighted average number of ordinary shares | 103 161 | 101 698 |
| Number of ordinary shares at end of year ('000) | | |
| In issue | 102 913 | 101 726 |
| Dilutive shares issuable under employee share scheme | 669 | 445 |
| Diluted number of ordinary shares at end of year | 103 582 | 102 171 |

25. **Related party transactions**

In the year ended 31 March 2002 the Group entered into or continued the following transactions at market related prices with Engen or its subsidiaries:

The Company continued a service agreement with Engen whereby Engen provides certain limited administrative services to the Group. The amount paid during the year was nil (2001: $1 536)

# Notes to the financial statements cont.

26. **Subsidiary companies and incorporated joint venture**

The Company's principal subsidiaries and incorporated joint venture at 31 March 2002 are set out below.

| | Country of incorporation or registration | Principal activity | Issued ordinary share capital | % held by Group |
|---|---|---|---|---|
| Subsidiaries | | | | |
| Held directly: | | | | |
| Energy Africa Bredasdorp (Pty) Limited | South Africa | Exploration and production | R1 | 100 |
| Energy Africa Holdings Limited | British Virgin Islands | Holding company | $30 377 | 100 |
| Held indirectly: | | | | |
| Baytrust Oil Explorations Limited | England | Exploration and production | £175 100 | 100 |
| Eagle Energy (Angola) Limited | Isle of Man | Exploration | £10 | 100 |
| Energy Africa Egypt Limited | Isle of Man | Exploration | $1 | 100 |
| Energy Africa Equatorial Guinea Limited | Isle of Man | Exploration and production | $1 | 100 |
| Energy Africa Haute Mer Limited | Isle of Man | Exploration and production | $1 430 | 100 |
| Energy Africa Haute Mer Holdings Limited | Isle of Man | Holding company | $6 700 000 | 100 |
| Energy Africa Kudu Limited | Isle of Man | Exploration | $2 | 100 |
| Energy Africa Libya Limited | Isle of Man | Exploration | $1 | 100 |
| Energy Africa Mauritania Limited | Isle of Man | Exploration | $1 | 100 (2001:nil) |
| Energy Africa Morocco Limited | Isle of Man | Exploration | $1 | 100 |
| Energy Africa Tanzania Limited | Isle of Man | Exploration | $1 | 100 |
| Energy Africa Uganda Limited | Isle of Man | Exploration | $1 | 100 (2001:nil) |
| Energy Africa UK Limited | England | Corporate services | £2 | 100 |
| Unilon Oil Explorations Limited | England | Exploration and production | £1 000 100 | 100 |
| Unitrust Holdings Limited | England | Holding company | £1 000 000 | 100 |
| Incorporated joint venture: | | | | |
| Energy Africa Gabon Holdings Limited | Isle of Man | Holding Company | $2 | 50 |

The percentage of the issued ordinary share capital held by the Group at 31 March 2002 was the same as that at 31 March 2001 save as shown above. The interest of the Company in the after tax profits and losses of its subsidiaries and joint ventures amounts to: aggregate profits $76.3 million (2001: $82.5 million); and aggregate losses $53.5 million (2001: $54.4 million).

The Group's share of the incorporated joint venture is made up as follows:

| | 2002 $ million | 2001 $ million |
|---|---|---|
| Turnover | 46.5 | 35.1 |
| Net income | 14.5 | 14.3 |
| Fixed assets | 30.1 | 28.7 |
| Current assets | 13.0 | 9.4 |
| Liabilities (net of Group balances) | 6.5 | 7.6 |

Energy Africa Gabon Holdings Limited indirectly holds 100% of EAGSA, an exploration and production company registered in Gabon.

27. **Ultimate holding company**

Engen Limited, a company incorporated in the Republic of South Africa, is the Company's immediate holding company. Engen Limited is a subsidiary of Petroliam Nasional Berhad, incorporated in Malaysia.

28. **Group geographical analysis**

| | Africa $'000 | Non-Africa $'000 | 2002 Total $'000 | Africa $'000 | Non-Africa $'000 | 2001 Total $'000 |
|---|---|---|---|---|---|---|
| ***Turnover and earnings*** | | | | | | |
| Turnover (by origin) | 99 621 | 44 375 | 143 996 | 87 563 | 50 949 | 138 512 |
| Operating costs | (29 036) | (6 111) | (35 147) | (19 395) | (5 598) | (24 993) |
| Movement in underlift | 1 254 | (215) | 1 039 | 821 | 364 | 1 185 |
| Royalties paid in cash | (5 240) | - | (5 240) | (3 714) | - | (3 714) |
| Depreciation | (24 587) | (10 887) | (35 474) | (13 580) | (9 682) | (23 262) |
| Exploration expenditure written off | (26 854) | 9 | (26 845) | (35 638) | (45) | (35 683) |
| Allocable taxation | (2 201) | (10 387) | (12 588) | (4 776) | (15 254) | (20 030) |
| Results of operations | 12 957 | 16 784 | 29 741 | 11 281 | 20 734 | 32 015 |
| Unallocated items administration, other, and interest | | | (9 170) | | | (6 900) |
| Income attributable to ordinary shareholders | | | 20 571 | | | 25 115 |

| | Africa $'000 | Non-Africa $'000 | 2002 Total $'000 | Africa $'000 | Non-Africa $'000 | 2001 Total $'000 |
|---|---|---|---|---|---|---|
| ***Balance sheet*** | | | | | | |
| Fixed assets | | | | | | |
| Gross capitalised costs | 307 190 | 137 434 | 444 624 | 224 469 | 126 558 | 351 027 |
| Accumulated depreciation | (157 209) | (88 217) | (245 426) | (131 046) | (77 390) | (208 436) |
| Net capitalised costs | 149 981 | 49 217 | 199 198 | 93 423 | 49 168 | 142 591 |
| Other assets | 26 945 | 16 303 | 43 248 | 32 999 | 19 540 | 52 539 |
| Unallocated assets | | | 105 | | | 87 |
| Total assets | | | 242 551 | | | 195 217 |
| Liabilities | (40 688) | (25 245) | (65 933) | (24 177) | (24 024) | (48 201) |
| Unallocated liabilities | | | (10 000) | | | (1 559) |
| | | | 166 618 | | | 145 457 |
| ***Cash Flow*** | | | | | | |
| Capital expenditure | 60 198 | 9 107 | 69 305 | 66 000 | 5 477 | 71 477 |

29. **Events subsequent to balance sheet date**

No significant events have occurred between the balance sheet date and the date of this report.

# Oil and gas licences

At 31 March 2002 the Group held interests in the following Licences:

| Country | Licensed area (and field in production/ development within area) | Year of expiry of current Licence period | Operator | Percentage interest held by Group | Note |
|---|---|---|---|---|---|
| Angola | Block 9 | 2002 | Chevron Texaco | 15.00 | 8 |
| Congo | Haute Mer | 2002 | TotalFinaElf Congo | 4.00 | |
| | Haute Mer (Nkossa) | 2022 | TotalFinaElf Congo | 4.00 | |
| Egypt | Matruh | 2003 | Shell | 20.00 | |
| Equatorial Guinea | Block F | 2002 | Triton | 15.00 | |
| | Block G (Ceiba) | 2002 / field life | Triton | 15.00 | 1 |
| Gabon | Ablette | field life | Perenco Gabon | 10.00 | 2 |
| | Azobe | 2002 | Amerada Hess Gabon | 17.50 | 2,3 |
| | Echira | 2005 | Perenco Gabon | 20.00 | 2 |
| | Ganga | field life | Perenco Gabon | 20.00 | 2 |
| | Kari | 2003 | Perenco Gabon | 20.00 | 2 |
| | Kenguerie | 2002 | Shell Gabon | 7.50 | 2,4 |
| | Mayonami Vera | field life | Perenco Gabon | 12.50 | 2 |
| | Moukouti | field life | Perenco Gabon | 20.00 | 2 |
| | Limande | field life | Agip Gabon | 10.00 | 2 |
| | Niungo | field life | Perenco Gabon | 20.00 | 2 |
| | Nziembou | 2003 | Perenco Gabon | 20.00 | 2 |
| | Ofoubou Ankani | 2002 | Energy Africa Gabon | 30.00 | 2 |
| | Tchatamba Marin, South and West | field life | Marathon | 12.50 | 2,5 |
| | Turnix | field life | Perenco Gabon | 13.75 | 2 |
| Libya | NC 184/1, NC 184/2 and NC 185 | 2002 | EnCana | 20.00 | |
| Mauritania | Block 2 | 2003 | Woodside Energy Limited | 20.00 | 9 |
| Morocco | Cap Draa | 2005 | Shell Maroc | 20.00 | |
| | Tiznit | 2003 | Energy Africa Morocco | 31.88 | |
| Namibia | Block 2814A | 2005 | Shell Namibia | 10.00 | |
| South Africa | Block E-AG | 2003 | PetroSA | 10.56 | |
| | Block E-BA | 2003 | PetroSA | 6.98 | |
| | Block E-BT (Oribi) | 2003 | PetroSA | 20.00 | |
| Tanzania | Mandawa Block | 2003 | Dublin International Petroleum | 25.00 | 7 |
| Uganda | Block 2 | 2002 | Hardman Petroleum | 50.0 | |
| | Block 3 | 2003 | Heritage Oil & Gas | 50.0 | |
| UK | Block 16/26 | | | | |
| | Areas A and C (Alba) | 2017 | Chevron UK | 8.00 | |
| | Area P (Caledonia) | 2017 | Chevron UK | 10.06 | |

Notes:

1. Within the Ceiba field, the Group's interest is 14.25%, following the taking up by the Equatorial Guinea State of a 5% interest.
2. EAGSA, a jointly controlled entity, in which the Group has a 50.0% interest, holds the Licences. The percentage interests shown in the table are 50.0% of EAGSA's interests.
3. The Gabon State has an option to acquire an interest of 1.75% from the Group upon commencement of production. The State is responsible for its proportion of costs and payment is made out of a percentage of the proceeds of sale of the State's participation oil.
4. Within the Kenguerie licence EAGSA has the right to have transferred to it by Shell Gabon a 25% interest in the Iguega discovery, in the event of it being developed.
5. The Group is responsible for its proportion of costs (excluding past exploration costs) and payment is made out of a percentage of the proceeds of sale of EAGSA's participation oil.
6. In addition to the interests listed above, at 31 March 2002 EAGSA (in which the Group has a 50.0% interest) has the option, in the event of discovery, to acquire interests in the following Licences in Gabon: Akori 15%, Chaillu 10.0% - 25.0%, Etame 7.5%, Gryphon 10.0%, Mayonami Vera 25.0%, Meboun 10.0% - 25.0%, Mpolo 10.0% - 25.0%, Otiti 10.0% and Tolo 10.0%.
7. Interest held, assuming a decision to participate in a second well, subject to government approval.
8. Since relinquished.
9. Subject to government consent.
10. The above table and notes include only material Licences and excludes carries or other encumbrances which are not considered likely to be material. Interests held are rounded to two decimal places.

# Oil and gas reserves and production

| | 2002<br>Oil equivalent<br>MMboe | 2001<br>Oil equivalent<br>MMboe |
|---|---|---|
| **Reserves** | | |
| **Commercial reserves** | | |
| Movement in Group net remaining Proven+Probable Reserves | | |
| At beginning of year | 47.3 | 36.5 |
| Revisions of previous estimates | 7.3 | 12.9 |
| Acquisitions of reserves in place | - | 4.4 |
| Discoveries, extensions and other additions | 11.1 | - |
| Production | (7.8) | (6.5) |
| | 57.9 | 47.3 |
| Proven+Probable reserves by type of field | | |
| Fields in production | 49.2 | 46.4 |
| Fields under development | 8.7 | - |
| Fields awaiting development | - | 0.9 |
| | 57.9 | 47.3 |
| Reserves by category | | |
| Proven | 39.2 | 24.5 |
| Proven+Probable | 57.9 | 47.3 |
| **Potentially commercial reserves** | | |
| Group net remaining Proven+Probable reserves | | |
| At end of year | 72.3 | 52.1 |
| **Summary** | | |
| Commercial reserves | | |
| Oil | 57.9 | 47.3 |
| Gas | - | - |
| Potentially commercial reserves | | |
| Oil | 37.3 | 17.1 |
| Gas | 35.0 | 35.0 |
| Total reserves | | |
| Oil | 95.2 | 64.4 |
| Gas | 35.0 | 35.0 |
| **Production** | | |
| Group share of production | 7.8 | 6.5 |
| Delivered to host governments | (0.7) | (0.9) |
| Movement in underlift | - | (0.1) |
| Group production sold | 7.1 | 5.5 |
| Production by location of field | | |
| Africa | 5.5 | 4.3 |
| UK | 2.3 | 2.2 |
| | 7.8 | 6.5 |

Notes:

1. Commercial reserves comprise the Nkossa, Niungo, Ceiba, Echira, Limande, Moukouti, Tchatamba, Turnix, Oribi, Alba and Caledonia oil fields.
2. Potentially commercial reserves comprise the Bilondo, Moho, Okume/Oveng Complex, and Alba extreme South oil discoveries and the Kudu gas discovery. The reserves shown are all oil except for 210 bcf of gas (35.0 MMbbl of oil equivalent).
3. The above table does not include reserves in discoveries not included in potentially commercial reserves.
4. Oil includes condensate and LPG. Gas is converted to oil equivalent at 6 Mcf of gas = 1 bbl of oil.
5. Reserves are shown on working interest basis.
6. Reserves are as defined in the Glossary on the inside back cover.
7. The reserves figures are directors' estimates, mainly based on operators' estimates and independent consultants' reports.
8. Production is delivered to host governments as royalty and as oil attributable to them under production sharing contracts.

# Summary Group results

| | 2002 | 2001 | 6 months 2000 | 13 months 1999 | 1998 | 1997 | 1996 |
|---|---|---|---|---|---|---|---|
| | **$'000** | $'000 | $'000 | $'000 | $'000 | $'000 | $'000 |
| | **Audited** | Audited | | | | | |
| **Income statement** | | | | | | | |
| Turnover | 143 996 | 138 512 | 58 462 | 71 375 | 65 812 | 64 953 | 38 725 |
| Cost of production | (74 822) | (50 784) | (21 904) | (49 930) | (47 717) | (38 200) | (21 196) |
| Gross income | 69 174 | 87 728 | 36 558 | 21 445 | 18 095 | 26 753 | 17 529 |
| Exploration expenditure written off | (26 845) | (35 683) | (9 421) | (20 200) | (23 395) | (14 917) | (14 598) |
| Administration expenses | (7 869) | (10 572) | (4 518) | (6 547) | (6 849) | (5 712) | (3 959) |
| Other operating (costs)/income | (50) | 1 742 | 199 | (172) | 260 | 57 | (83) |
| Operating income/(loss) | 34 410 | 43 215 | 22 818 | (5 474) | (11 889) | 6 181 | (1 111) |
| Exceptional items | - | - | - | (40 008) | (20 049) | - | 116 951 |
| Net interest (expense)/income | (1 251) | 1 930 | 458 | (27) | (1 808) | (1 085) | 125 |
| Income/(loss) on ordinary activities before taxation | 33 159 | 45 145 | 23 276 | (45 509) | (33 746) | 5 096 | 115 965 |
| Taxation | (12 588) | (20 030) | (8 292) | (635) | (3 193) | (5 017) | (5 021) |
| Minority interest | - | - | - | - | 7 040 | 3 568 | 2 498 |
| Income/(loss) attributable to ordinary shareholders | 20 571 | 25 115 | 14 984 | (46 144) | (29 899) | 3 647 | 113 442 |
| **Cash flow statement** | | | | | | | |
| Net cash inflow from operations | 95 536 | 93 664 | 59 283 | 31 999 | 34 254 | 42 798 | 28 824 |
| Net interest (paid)/received | (368) | 2 678 | 688 | 666 | 2 012 | 1 737 | 897 |
| Tax paid | (12 062) | (16 829) | (4 728) | (3 931) | (2 492) | (326) | - |
| Investing activities | | | | | | | |
| Exploration expenditure | (31 241) | (39 504) | (9 170) | (18 584) | (22 956) | (16 347) | (18 190) |
| Payments to acquire tangible assets | (69 305) | (71 477) | (3 475) | (21 905) | (26 323) | (23 887) | (35 573) |
| Proceeds from sale of fixed assets and subsidiary | 15 | 4 | - | 2 | 34 | 6 571 | - |
| Net cash (outflow)/inflow before financing | (17 425) | (31 464) | 42 598 | (11 753) | (15 471) | 10 546 | (24 042) |
| Financing | | | | | | | |
| Issue of ordinary shares | 1 714 | 1 325 | - | - | (45) | - | 86 623 |
| Issue of shares by subsidiary | - | - | - | - | - | - | 2 931 |
| Increase in bank and other loans | 10 000 | 917 | - | - | 9 319 | - | 91 988 |
| Repayment of loans | (4 591) | (5 284) | (2 643) | (5 578) | (17 764) | (14 823) | (93 757) |
| Net cash (outflow)/inflow after financing | (10 302) | (34 506) | 39 955 | (17 331) | (23 961) | (4 277) | 63 743 |
| **Balance sheet** | | | | | | | |
| ***Employment of capital*** | | | | | | | |
| Fixed assets | 199 198 | 142 591 | 93 265 | 101 805 | 150 588 | 191 333 | 197 985 |
| Inventories and debtors | 24 589 | 23 301 | 10 788 | 27 542 | 17 743 | 10 804 | 4 962 |
| Cash and bank deposits | 18 765 | 29 325 | 62 730 | 22 699 | 39 390 | 67 090 | 72 113 |
| Current liabilities | (36 163) | (24 980) | (21 800) | (16 246) | (18 245) | (12 157) | (19 109) |
| Long term interest bearing project loans | (10 000) | - | (3 674) | (6 316) | (11 601) | (61 135) | (63 687) |
| Deferred tax and other provisions | (29 771) | (24 780) | (15 777) | (17 020) | (20 101) | (18 745) | (15 512) |
| | 166 618 | 145 457 | 125 532 | 112 464 | 157 774 | 177 190 | 176 752 |
| ***Capital employed*** | | | | | | | |
| Shareholders' interest | 166 618 | 145 457 | 125 532 | 112 464 | 157 774 | 182 017 | 178 011 |
| Minority interest | - | - | - | - | - | (4 827) | (1 259) |
| | 166 618 | 145 457 | 125 532 | 112 464 | 157 774 | 177 190 | 176 752 |

# Summary Rand convenience translation

| | **Year ended 31 March 2002 R million** | Year ended 31 March 2001 R million |
|---|---|---|
| **Income statement** | | |
| Turnover | 1 374 | 1 015 |
| Operating profit | 328 | 317 |
| Net profit | 196 | 184 |
| Earnings/headline earnings per share (cents) | 192 | 182 |
| **Cash flow** | | |
| Cash inflow from operations | 912 | 685 |
| Exploration expenditure | 298 | 289 |
| Development expenditure | 661 | 524 |
| Cash inflow from operations per share (cents) | 893 | 678 |
| **Balance sheet** | | |
| Fixed assets | 2 264 | 1 142 |
| Cash | 214 | 235 |
| Loans | 114 | 37 |
| Net cash | 100 | 198 |
| Net assets | 1 894 | 1 165 |
| Net book value per share (cents) | 1 840 | 1 145 |
| R/$ exchange rate (year average) | 9.54 | 7.32 |
| R/$ exchange rate (year end) | 11.37 | 8.01 |

All income statement and cash flow figures have been translated at the average exchange rate for the year. All balance sheet figures have been translated at year end rates of exchange.

# Company income statements

| | Notes | Year ended 31 March 2002 R'000 | Year ended 31 March 2001 R'000 |
|---|---|---|---|
| Total revenues | a | 3 236 | 2 113 |
| Turnover | a | 2 587 | 855 |
| Other income | | 25 873 | 8 547 |
| Gross income | | 28 460 | 9 402 |
| Administration expenses | | (49 985) | (32 635) |
| Operating loss | b | (21 525) | (23 233) |
| Interest income | | 649 | 1 258 |
| Loss on ordinary activities before taxation | | (20 876) | (21 975) |
| Taxation | c | - | - |
| Loss on ordinary activities after taxation | | (20 876) | (21 975) |

# Company balance sheets

| | Notes | 31 March 2002 R'000 | 31 March 2001 R'000 |
|---|---|---|---|
| **Employment of capital** | | | |
| Fixed assets | d | 6 117 | 5 978 |
| Investments in subsidiaries | e | 196 677 | 196 677 |
| Current assets | | | |
| Debtors | f | 196 872 | 202 185 |
| Cash and bank deposits | | 9 411 | 2 493 |
| | | 206 283 | 204 678 |
| Current liabilities | g | (12 559) | (6 536) |
| Net current assets | | 193 724 | 198 142 |
| | | 396 518 | 400 797 |
| **Capital employed** | | | |
| Share capital | h | 10 291 | 10 173 |
| Share premium account | | 443 157 | 426 678 |
| Accumulated loss | | (56 930) | (36 054) |
| Shareholders' interest | | 396 518 | 400 797 |

# Company cash flow information

| | Notes | Year ended 31 March 2002 R'000 | Year ended 31 March 2001 R'000 |
|---|---|---|---|
| **Reconciliation of operating loss to net cash flow from operations** | | | |
| Operating loss | | (21 525) | (23 233) |
| Depreciation | | 3 609 | 2 184 |
| Profit on disposal of fixed assets | | - | (22) |
| Net cash outflow from operations prior to working capital adjustments | | (17 916) | (21 071) |
| Working capital adjustments | i | 11 336 | 12 722 |
| Net cash outflow from operations | | (6 580) | (8 349) |
| **Cash flow statements** | | | |
| Net cash outflow from operations | | (6 580) | (8 349) |
| Returns on investments and servicing of finance | | | |
| Interest received | | 649 | 1 258 |
| Investing activities | | | |
| Payments to acquire tangible assets | | (3 748) | (3 832) |
| Proceeds from sale of fixed assets | | - | 30 |
| Net cash outflow before financing | | (9 679) | (10 893) |
| Financing | | | |
| Issue of ordinary shares | | 16 597 | 10 339 |
| Net cash inflow/(outflow) after financing | j | 6 918 | (554) |

Reconciliation to the change in cash position is set out in note j.

# Company statement of changes in equity

| | Share capital R'000 | Share premium account R'000 | Accumulated loss R'000 | Total R'000 |
|---|---|---|---|---|
| At 1 April 2000 | 10 080 | 416 432 | (14 079) | 412 433 |
| Loss attributable to ordinary shareholders | - | - | (21 975) | (21 975) |
| Arising on issue of shares | 93 | 10 246 | - | 10 339 |
| At 31 March 2001 | 10 173 | 426 678 | (36 054) | 400 797 |
| Loss attributable to ordinary shareholders | - | - | (20 876) | (20 876) |
| Arising on issue of shares | 118 | 16 479 | - | 16 597 |
| At 31 March 2002 | 10 291 | 443 157 | (56 930) | 396 518 |

Share premium account is not distributable other than as contemplated in the Companies Act.

# Notes to the Company financial statements

a. **Revenues**

| | 2002 R'000 | 2001 R'000 |
|---|---|---|
| Commission charged to other members of the Group | 2 587 | 855 |
| Interest income | 649 | 1 258 |
| | 3 236 | 2 113 |

b. **Operating loss**

Operating loss is stated after:

| | 2002 R'000 | 2001 R'000 |
|---|---|---|
| Auditors' remuneration | | |
| Audit services | 658 | 447 |
| Non-audit services | 482 | 224 |
| Depreciation (note d) | 3 609 | 2 184 |
| Fees paid to persons other than employees for administrative and technical services | 1 351 | 2 230 |
| Operating recoveries | (25 873) | (8 547) |
| Rentals under operating leases | 1 850 | 1 823 |
| Profit on disposal of fixed assets | - | 22 |

c. **Taxation**

The effective tax rate is reconciled as follows:

| | 2002 % | 2001 % |
|---|---|---|
| Standard rate | (30.0) | (30.0) |
| Tax effect of: | | |
| Permanent differences | | |
| Net losses not recognised for tax | 30.0 | 30.0 |
| Effective tax rate | - | - |

d. **Fixed assets**

| | 2002 R'000 | 2001 R'000 |
|---|---|---|
| Cost | | |
| At 1 April | 11 079 | 7 315 |
| Additions | 3 748 | 3 832 |
| Disposals | - | (68) |
| At 31 March | 14 827 | 11 079 |
| Depreciation | | |
| At 1 April | 5 101 | 2 977 |
| Charge for the year | 3 609 | 2 184 |
| Disposals | - | (60) |
| At 31 March | 8 710 | 5 101 |
| Net book amount | | |
| At 31 March | 6 117 | 5 978 |

Assets comprise office equipment, furniture and motor vehicles.

e. **Investments in subsidiaries**

The Company's direct interest in subsidiaries comprises unlisted shares in Energy Africa Holdings Limited, cost R196 677 000 (2001: R196 677 000) and shares in Energy Africa Bredasdorp (Pty) Limited, cost R1 (2001: R1).

Amounts owing to the company by its subsidiaries are included in debtors (note f).

Details of principal subsidiary undertakings are given in note 26.

f. **Debtors**

| | 2002 R'000 | 2001 R'000 |
|---|---|---|
| Amounts due from subsidiaries | 191 456 | 199 027 |
| Prepayments | 2 647 | 907 |
| Taxation recoverable | 1 499 | 1 969 |
| Other | 1 270 | 282 |
| | 196 872 | 202 185 |

g. **Current liabilities**

| | 2002 R'000 | 2001 R'000 |
|---|---|---|
| Other taxes and social security costs | 1 720 | 60 |
| Other creditors | 1 596 | 894 |
| Accruals | 9 243 | 5 582 |
| | 12 559 | 6 536 |

h. **Share capital of the Company**

| | 2002 shares | 2001 shares | 2002 R'000 | 2001 R'000 |
|---|---|---|---|---|
| Authorised | | | | |
| Ordinary shares of R0.10 each | 150 000 000 | 150 000 000 | 15 000 | 15 000 |
| Allotted and fully paid | | | | |
| Ordinary shares of R0.10 each | 102 913 308 | 101 725 808 | 10 291 | 10 173 |

During the year a total of 1 187 500 shares (2001: 926 800) were issued to employees and directors following the exercise of options granted under the Energy Africa Share Incentive Scheme. Of this amount, 227 100 shares were issued to directors and 960 400 shares were issued to employees at prices of R8.75 to R23.00.

The Company has outstanding options granted to employees and directors of the Group exercisable during the periods as set out below to acquire 2 389 600 shares (2001: 2 712 300 shares) of the Company at the following prices per share.

| Number of options | Period exercisable | Exercise price |
|---|---|---|
| 23 900 | 1999 to 2006 | R9.50 |
| 73 700 | 2000 to 2007 | R23.00 |
| 50 000 | 2001 to 2008 | R18.88 |
| 66 100 | 2001 to 2008 | R17.00 |
| 13 600 | 2001 to 2008 | R19.88 |
| 297 000 | 2002 to 2009 | R8.75 |
| 437 400 | 2002 to 2009 | R16.08 |
| 78 800 | 2003 to 2010 | R21.52 |
| 419 100 | 2004 to 2011 | R15.77 |
| 205 000 | 2004 to 2011 | R23.10 |
| 725 000 | 2004 to 2011 | R25.38 |

h. **Share capital of the Company (continued)**

| Analysis of outstanding options | 2002 number of options | 2001 number of options |
|---|---|---|
| At 1 April | 2 712 300 | 3 039 700 |
| Options granted | 930 000 | 619 700 |
| Options exercised | (1 187 500) | (926 800) |
| Options cancelled | (65 200) | (20 300) |
| At 31 March | 2 389 600 | 2 712 300 |

i. **Working capital adjustments**

| | 2002 R'000 | 2001 R'000 |
|---|---|---|
| Decrease in debtors | 5 313 | 9 857 |
| Increase in creditors | 6 023 | 2 865 |
| Net working capital adjustment | 11 336 | 12 722 |

j. **Changes in cash**

| | 2002 R'000 | 2001 R'000 |
|---|---|---|
| At 1 April | 2 493 | 3 047 |
| Net cash inflow/(outflow) | 6 918 | (554) |
| At 31 March | 9 411 | 2 493 |

# Shareholder information

**Incorporation**
Energy Africa Limited, incorporated in the Republic of South Africa, registration number 1995/007140/06

**Stock Exchange listings and dealings**
The ordinary shares of the Company are listed on the JSE Securities Exchange of South Africa ("JSE"). Electronic trading in shares of the Company under the JSE's STRATE system commenced from 23 April 2001. Shareholders are reminded that share certificates which have not yet been converted into an electronic record cannot be sold until this conversion or dematerialisation has taken place. Global Depositary Shares, each representing five ordinary shares of the Company, are listed on the Luxembourg Stock Exchange and are evidenced by Global Depositary Receipts. In addition the shares and GDSs sold in the United States pursuant to Rule 144A of the United States Securities Act of 1933 are designated as eligible for trading on the PORTAL market.

The identification codes for the shares and GDSs are as follows:

| | |
|---|---|
| Shares | |
| JSE abbreviation | ENERGY |
| JSE code | ENR |
| ISIN | ZAE 000010427 |
| GDSs | |
| CUSIP (Rule 144A and Regulation S) | 29266E107 and 29266E206 |
| SEDOL (Rule 144A and Regulation S) | 2304551 and 5018666 |
| ISIN (Rule 144A and Regulation S) | US 29266E1073 and US 29266E2063 |
| PORTAL trading symbol (Rule 144A) | ENA FYP |
| Common Code (Regulation S) | 0064058 |

Share prices are reported in South African newspapers and in the Financial Times, London.

**Information to shareholders**
The Company publishes half year and annual reports. The preliminary announcement of the annual results was made on 23 May 2002. The Company has obtained exemption from the filing requirements of the United States Securities Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder and furnishes certain documents to the U. S. Securities and Exchange Commission pursuant to that rule.

**Annual General Meeting**
The Annual General Meeting of the Company will take place in Cape Town on 24 July 2002.

**Company Secretary and registered office**
W H Torr
Energy Africa Limited
21st Floor, Metropolitan Centre, 7 Coen Steytler Avenue
Cape Town 8001, South Africa
Tel: +27 21 400 7600
Fax: +27 21 400 7660

**Transfer Secretaries**
Computershare Investor Services Limited
2nd Floor, Edura
41 Fox Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107) South Africa
Tel: +27 21 370 5000
Fax: +27 21 370 5487

**GDS Depositary**
The Bank of New York
101 Barclay Street, 22nd Floor
New York, New York 10286
United States of America

**Sponsor**
Merrill Lynch South Africa (Pty) Limited

**Postal address**
Energy Africa Limited
P. O. Box 5544
Cape Town 8000
South Africa

**E-mail**
energyaf@energyafrica.com

**Website**
www.energyafrica.com

# Glossary

| | |
|---|---|
| "bbl" | barrel(s) |
| "bcf" | billion (1 000 000 000) cubic feet |
| "boe" | barrel(s) of oil equivalent |
| "boepd" | barrels of oil equivalent per day |
| "bpd" | barrels per day |
| "Company" | Energy Africa Limited |
| "Commercial reserves" | quantities of petroleum that are considered on the basis of information currently available and current economic forecasts, to be commercially recoverable from fields currently in production, fields under development and fields which management intends to develop and produce |
| "Energy Africa" or "Group" | the Company, its subsidiaries and incorporated joint venture |
| "dollars" or "$" | United States dollars |
| "EAGSA" | Energy Africa Gabon SA |
| "EAHM" | Energy Africa Haute Mer Limited (formerly Engen Exploration (Congo) Limited) |
| "Engen" | Engen Limited |
| "FPSO" | Floating production, storage and offtake vessel. |
| "GDSs" | Global Depositary Shares |
| "IAS" | International Accounting Standard(s) |
| "Licence" | a licence, lease, permit, concession, PSA or other contract permitting the licensee to explore for, and/or produce, oil and/or gas |
| "LPG" | Liquid Petroleum Gas |
| "Mbbl" | 1 000 barrels |
| "Mcf" | 1 000 cubic feet |
| "Mcfpd" | 1 000 cubic feet per day |
| "MMbbl" | 1 000 000 barrels |
| "MMboe" | 1 000 000 barrels of oil equivalent |
| "MMcfpd" | 1 000 000 cubic feet per day |
| "Potentially commercial reserves" | quantities of petroleum which are considered, on the basis of information currently available and current economic forecasts, to be commercially recoverable from fields that have been discovered but which require further appraisal prior to commerciality being established. |
| "Production Sharing Agreement" or "PSA" | a form of Licence which is in use in countries such as Angola, Congo, Equatorial Guinea and Gabon. Generally PSAs obligate the contractor (the operator and other participants in the Licence) to provide the financing and to bear the risk of exploration, development and production activities on the Licence in exchange for a share of production. Usually a percentage of production is reserved for the recovery of the contractor's costs ("cost oil") and the remainder ("profit oil") is shared with the host government. |
| "Proven reserves" | the amount of petroleum which geophysical, geological and engineering data indicate to be recoverable to a high degree of certainty. For the purposes of this definition, there is a 90% chance that the actual quantity will be more than the amount estimated as Proven and a 10% chance that it will be less. |
| "Proven+Probable reserves" | Proven reserves plus the amount of petroleum which geophysical, geological and engineering data indicate to be recoverable but with a greater element of risk than in the case of Proven. For the purposes of this definition, there is a 50% chance that the actual quantity will be more than the amount estimated as Proven+Probable and a 50% chance that it will be less. |
| "PRT" | UK Petroleum Revenue Tax. |

# Notes

# Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of Energy Africa Limited will be held at the Cullinan Hotel, 1 Cullinan Street, Cape Town on Wednesday, 24 July 2002 at 2.00pm for the following purposes:

**Ordinary business**

1. To receive and consider the audited financial statements of the Company and the Group for the year ended 31 March 2002.

2. To elect directors in place of those retiring in accordance with the provisions of the Company's Articles of Association. The following directors are obliged to retire and being eligible offer themselves for re-election, in cases of W A Nel and F M J L Poimboeuf, or election in the cases of the remainder of the retiring directors:

   2.1 W A Nel
   2.2 F M J L Poimboeuf
   2.3 R Gasant
   2.4 Tunku M Fawzy Muhiyiddin
   2.5 G D B Paul
   2.6 A G Windham

**Special business**

To consider and, if deemed fit, to pass, with or without modification, the following resolutions as ordinary resolutions:

3. "Resolved that the addendum to the document embodying the Energy Africa Limited Share Incentive Scheme, signed by the chairman for identification purposes and tabled at this annual general meeting, be and is hereby adopted and approved".

4. "Resolved that subject to the passing of ordinary resolution 3 to be proposed at the annual general meeting at which this resolution is to be considered, 10 100 000 shares comprising approximately 10% of the current total issued ordinary shares in the capital of the Company be and are hereby placed under the control of the directors of the Company who are specifically authorised in terms of Section 221(2) of the Companies Act 61 of 1973, as amended, to allot and issue all or any of such shares to employees in terms of the Energy Africa Limited Share Incentive Scheme, as amended, in accordance with the terms and conditions thereof".

5. "Resolved that the remuneration to be paid to the directors of the Company in terms of Article 67 of the Articles of Association of the Company for the financial year ending 31 March 2003 be in aggregate no greater than $210 000 and, where the remuneration is paid in a currency other than US dollars, be adjusted for exchange rate movements, excluding the remuneration to which any of the directors may be entitled pursuant to Article 82."

By order of the board

W H Torr
Company Secretary

28 June 2002

# Notice of Annual General Meeting continued

**Notes:**

A member entitled to attend and vote at the meeting may appoint one or more proxies to attend, speak and, on a poll, vote in his/her stead. A proxy need not be a member of the Company. Proxy forms must be deposited at the Company's transfer secretaries, Computershare Investor Services Limited, 2nd Floor, Edura, 41 Fox Street, Johannesburg 2001 (P O Box 61051, Johannesburg 2000), South Africa not less than 48 hours before the time fixed for the meeting.

**Special business explanatory notes:**

**Ordinary resolution number 3.** This authorises the adoption of the addendum, a copy of which is available for inspection at the Company's office in Cape Town and will be available for inspection at the annual general meeting, increasing, to a maximum of 10% of the issued share capital of the Company, the number of shares available under the Company's share incentive scheme as referred to in the report of the directors.

**Ordinary resolution number 4.** Subject to the passing of ordinary resolution number 3, this places 10 100 000 shares, comprising approximately 10% of the current issued share capital of the Company under the control of the directors for the purposes of the Company's Share Incentive Scheme. Of this amount, 2 158 900 shares have already been issued and a further 2 881 050 options have already been granted. The effect of this resolution would be to make up to 7 941 100 unissued shares, comprising 7.2% of the issued share capital of the Company (after the issue of such shares) available to be issued for the purposes of the Company's Share Incentive Scheme.

**Ordinary resolution number 5.** Article 67 of the Articles of Association of the Company provides that the directors shall be entitled to such remuneration as the Company in general meeting may determine. In addition under Articles 80 and 82 a director may be employed by the Company or a subsidiary and be remunerated for that employment. The proposed Resolution 5 will approve payment of remuneration to the non-executive directors for the year ending 31 March 2003 in aggregate of up to $210 000 and, where the remuneration is paid in a currency other than US dollars, adjusted for exchange rate movements.

# Proxy Form

## Energy Africa Limited

Incorporated in the Republic of South Africa, registration number 1995/007140/06

I/We ..................................................................................................................................................

of ..................................................................................................................................................

being (a) member(s) of Energy Africa Limited ("the Company"), hereby appoint

..................................................................................................................................................

of ..................................................................................................................................................

or failing him/her ..................................................................................................................................................

of ..................................................................................................................................................

or failing him/her, the chairman of the meeting as my/our proxy to attend and speak and, on a poll, to vote on my/our behalf at the Annual General Meeting to be held on Wednesday, 24 July 2002 at 2:00 pm and at any adjournment thereof, and to vote or abstain from voting as follows on the resolutions to be proposed at such meeting:

| Resolution | For | Against | Abstain |
|---|---|---|---|
| 1. Adoption of financial statements | | | |
| 2.1 Re-election of W A Nel | | | |
| 2.2 Re -election of F M J L Poimboeuf | | | |
| 2.3 Election of R Gasant | | | |
| 2.4 Election of Tunku M Fawzy Muhiyiddin | | | |
| 2.5 Election of G D P Paul | | | |
| 2.6 Election of A G Windham | | | |
| 3. Approval of addendum of Company's Share Incentive Scheme | | | |
| 4. Placing of 10 100 000 unissued shares under control of directors for the purposes of the Company's Share Incentive Scheme | | | |
| 5. Approval of director's remuneration | | | |

Signature ..................................................................................Date ..................................................................................

Please see notes overleaf

**Notes:**

(a) A member entitled to attend and vote at the meeting may appoint one or more proxies to attend, speak and, on a poll, vote in his/her stead. A proxy need not be a member of the Company.

(b) You may insert the name of any person(s) whom you wish to appoint as your proxy in the space(s) provided, with or without deleting "or failing him/her, the chairman of the meeting".

(c) Please indicate with an "X" in the appropriate spaces how you wish your votes to be cast. If you return this form duly signed without any specific directions, the proxy will vote or abstain at his/her discretion.

(d) A deletion of any printed matter and the completion of any blank spaces need not be signed or initialled. Any alteration or correction must be initialled by the signatory/ies.

(e) The chairman of the meeting shall be entitled to decline to accept the authority of a person signing the proxy form: (i) under a power of attorney; or (ii) on behalf of a company, unless that person's power of attorney or authority is deposited at the Company's transfer secretaries not less than 48 hours before the time fixed for the meeting.

(f) When there are joint holders of shares and if more than one of such joint holders be present or represented, the person whose name stands first in the register in respect of such shares or his proxy, as the case may be, shall alone be entitled to vote in respect thereof.

(g) The completion and lodging of this proxy form will not preclude the member who grants the proxy from attending the meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof, should such member wish to do so.

(h) Proxy forms must be deposited at the Company's transfer secretaries, Computershare Investor Services Limited, 2nd Floor, Edura, 41 Fox Street, Johannesburg 2001 (P O Box 61051, Johannesburg 2000), South Africa not less than 48 hours before the time fixed for the meeting.

**Energy Africa Limited**

21st floor, Metropolitan Centre, 7 Coen Steytler Avenue, Cape Town 8001, South Africa

Postal address:
P. O. Box 5544, Cape Town 8000, South Africa

Tel: +27 21 400 7600 Fax: +27 21 400 7660
E-mail: energyaf@energyafrica.com
Website: www.energyafrica.com

**Subsidiaries and EAGSA's offices:**

**Isle of Man:**
5 Parliament Square
Castletown
Isle of Man
IM9 1LA

**Libreville:**
Aéroport - Air Affaires Gabon
BP 9773
Libreville
Gabon

**London:**
138 - 142 Strand
London
WC2R 1QA
United Kingdom

Printed by Edina-Griffiths Cape Town Front cover photograph by Curtis W. Callaway True North Films, Inc. 817-277-6868

**Energy Africa Limited**
21st Floor, Metropolitan Centre
7 Coen Steytler Avenue
Cape Town 8001
South Africa
Website: www.energyafrica.com